UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☑ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
  ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
Enosi Life Sciences Corp.

Legal status of issuer

> *Form*
> Corporation
>
> *Jurisdiction of Incorporation/Organization*
> Delaware
>
> *Date of organization*
> January 16, 2020

Physical address of issuer
590 Pearl Street, Suite 311, Eugene, OR 97401

Website of issuer
www.enosi-life.com

Name of intermediary through which the Offering will be conducted
Fundivations, Inc., dba Title3Funds

CIK number of intermediary
0001685995

SEC file number of intermediary
007-00083

CRD number, if applicable, of intermediary
286035

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the Offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering
7.0% of the dollar amount received from investors from the proceeds of this Offering.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
That number of shares of Common Stock equal to 2% of the number of shares issued to investors pursuant to this Offering.

Name of qualified third party "Escrow Agent" which the Offering will utilize
North Capital Financial Services

Type of security offered
Shares of Common Stock

Target number of Securities to be offered
10,000

Price (or method for determining price)
$10.00

Target offering amount
$100,000.00

Oversubscriptions accepted:
☑ Yes
☐ No

Oversubscriptions will be allocated:
☐ Pro-rata basis
☑ First-come, first-served basis

Maximum offering amount (if different from target offering amount)
$1,070,000.00

Deadline to reach the target offering amount
July 19, 2022

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the Offering deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
4

	For the Nine Months Ended September 30, 2020	For the Nine Months Ended September 30, 2019
Total Assets	$407,000.00	$1,187,974.00
Cash & Cash Equivalents	$261,189.00	$578.00
Accounts Receivable	$0.00	$0.00
Short-term Debt	$1,191,700.00	$319,955.00
Long-term Debt	$0.00	$45,401.00
Revenues/Sales	$0.00	$0.00
Cost of Goods Sold	$0.00	$0.00
Taxes Paid	$0.00	$0.00
Net Income	-$-784,183.00	-$376,551.00

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

July 19, 2021

FORM C

Up to $1,070,000.00

Enosi Life Sciences Corp.



Shares of Common Stock

This Form C (including the cover page and all exhibits attached hereto, the "Form C") is being furnished by Enosi Life Sciences Corp., a Delaware Corporation (the "Company," as well as references to "we," "us," or "our"), to prospective investors for the sole purpose of providing certain information about a potential investment in Shares of Common Stock of the Company (the "Securities").

Investors in Securities are sometimes referred to herein as "Purchasers." The Company intends to raise at least $100,000.00 and up to $1,070,000.00 from Investors in the offering of Securities described in this Form C (this "Offering"). The minimum amount of Securities that can be purchased is $500.00 per Investor (which may be waived by the Company or the Co-Issuer, as applicable, each in their sole and absolute discretion). The offer made hereby is subject to modification, prior to sale and withdrawal at any time.

The rights and obligations of the holders of Securities of the Company are set forth below in the section entitled "*The Offering and the Securities--The Securities*". In order to purchase Securities, a prospective investor must complete the subscription process through the Intermediary's platform, which may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason.

The Offering is being made through Title3Funds (the "Intermediary"). In addition to Service Fees and Commissions, the Intermediary will be entitled to receive shares of Common Stock equal to 2% of the shares of Common Stock issued to Purchasers pursuant to this Offering related to the purchase and sale of the Securities.

	Price to Investors	Service Fees and Commissions (1)	Net Proceeds
Minimum Individual Purchase Amount	$500.00	$0	$500.00
Aggregate Minimum Offering Amount	$100,000.00	$7,000.00	$93,000.00
Aggregate Maximum Offering Amount	$1,070,000.00	$74,900.00	$995,100.00

(1)   The Intermediary will receive 7% of the amount raised in the Offering and a number of shares equal to 2% of the Securities sold in the Offering. This excludes fees to the Company's advisors, such as attorneys and accountants.
(2)   Title3Funds will receive shares of Common Stock equal to 2% of the shares of Common Stock issued to investors pursuant to this Offering in connection with the Offering.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or other materials. These Securities are offered under an exemption from registration; however, neither the U.S. Securities and Exchange Commission nor any state securities authority has made an independent determination that these Securities are exempt from registration. The Company filing this Form C for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation CF (§ 227.100 et seq.) must file a report with the Commission annually and post the report on its website at www.enosi-life.com no later than 120 days after the end of the Company's fiscal year and the Co-Issuer's fiscal year. Either of the Company and the Co-Issuer may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold in this Offering by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C is July 19, 2021.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the Commission and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY-TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C ENTITLED "RISK FACTORS."

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS.

THIS FORM C DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY, AND ITS MANAGEMENT   CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY.   NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY ISSUING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

SPECIAL NOTICE TO CANADIAN INVESTORS

IF THE INVESTOR LIVES WITHIN CANADA, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF A CANADA, SPECIFICALLY WITH REGARD TO THE TRANSFER AND RESALE OF ANY SECURITIES ACQUIRED IN THIS OFFERING.

NOTICE REGARDING ESCROW AGENT

NORTH CAPITAL FINANCIAL SERVICES, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

Forward Looking Statement Disclosure

This Form C and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C or any documents incorporated by reference herein or therein speaks only as of the date of this Form C. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Disclaimer of Television Presentation

The Company's officers may participate in the filming of a television series and in the course of the filming, may present certain business information to the investor panel appearing on the show (the "Presentation"). The Company will not pass upon the merits of, certify, approve, or otherwise authorize the statements made in the Presentation. The Presentation commentary being made should not be viewed as superior or a substitute for the disclosures made in this Form-C. Accordingly, the statements made in the Presentation, unless reiterated in the offering materials provided herein, should not be applied to the Company's business and operations as of the date of this offering. Moreover, the Presentation may involve several statements constituting puffery, that is, exaggerations not to be taken literally or otherwise as indication of factual data or historical or future performance.

Table of Contents

ONGOING REPORTING

The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at: www.enosi-life.com

The Company must continue to comply with the ongoing reporting requirements until:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

About this Form C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning the terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Investor prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Investor is urged to read this Form C and the Exhibits hereto in their entirety.

Enosi Life Sciences Corp. (the "Company") is a Delaware Corporation, formed on January 16, 2020.

The Company is located at 590 Pearl Street, Suite 311, Eugene, OR 97401.

The Company's website is www.enosi-life.com.

The information available on or through our website is not a part of this Form C. In making an investment decision with respect to our Securities, you should only consider the information contained in this Form C.

The Business

Mission: Enosi's mission is to discover and develop breakthrough therapeutics that are more targeted and have lower toxicity than earlier biologic therapies. The goal is to develop therapeutics that, when given in combination with traditional drugs, will cause regression of chronic diseases like rheumatoid arthritis and certain cancers. Enosi will do this by focusing on novel mechanism of action drugs against validated as well as novel targets. Major disease targets are rheumatoid arthritis, other autoimmune diseases, (including MS and type 2 diabetes), and solid tumors. Novel targets include cognitive dysfunctional diseases like Alzheimer's and trauma (due to injury, major surgery or chemotherapy). Autoimmune diseases and cancer have one important property in common: both are highly inflammatory conditions. Many of the same growth factors, cytokines, and immune cells drive both sets of diseases. However, to date the two fields have not recognized and merged their therapeutics discovery strategies. This is part of the mission of Enosi. Dr. Shepard and Sir Marc Feldmann recognize that while some existing, oncological checkpoint inhibitors foster positive, immune function activation against cancer, others can be used to suppress inappropriate immune activation. Enosi Life Sciences was formed to develop/augment and redirect efficient, designer, biologic therapies. Enosi's first goal is to develop a next-generation, patent-protected therapeutic that will challenge the current field of TNF Blockers (such as "Humira"; $15 Billion per year drug), with a first-in-class therapeutic that blocks the inflammatory pathways associated with TNFR1.

The Offering

Minimum amount of Shares of Common Stock being offered	10,000
Total Shares of Common Stock outstanding after Offering (if minimum amount reached)	2,898,141

Maximum amount of Shares of Common Stock	107,000
Total Shares of Common Stock outstanding after Offering (if maximum amount reached)	2,995,141
Purchase price per Security	$10.00
Minimum investment amount per investor	$500.00
Offering deadline	One (1) year following commencement of the Offering
Use of proceeds	See the description of the use of proceeds on page 51 hereof.
Voting Rights	One vote per share. See the description of the voting rights on page 63 hereof.

The price of the Securities has been determined by the Company and does not necessarily bear any relationship to the assets, book value, or potential earnings of the Company or any other recognized criteria or value.

RISK FACTORS

Risks Related to the Company's Business and Industry

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.
Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

The development and commercialization of our products is highly competitive.
We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved products and thus may be better equipped than us to develop and commercialize products. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our [products/services] will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

We rely on other companies to provide raw materials and major components for our products.

We depend on these suppliers and subcontractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or subcontractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide raw materials and major components which meet required specifications and perform to our and our customers' expectations. Our suppliers may be less likely than us to be able to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two subcontractors or suppliers for a particular raw material or component.

We depend on third-party service providers and outsource providers for a variety of services and we outsource a number of our non-core functions and operations.
In certain instances, we rely on single or limited-service providers and outsourcing vendors around the world because the relationship is advantageous due to quality, price, or lack of alternative sources. If production or service was interrupted and we were not able to find alternate third-party providers, we could experience disruptions in manufacturing and operations including product shortages, higher freight costs and re-engineering costs. If outsourcing services are interrupted or not performed or the performance is poor, this could impact our ability to process, record and report transactions with our customers and other constituents. Such interruptions in the provision of supplies and/or services could result in our inability to meet customer demand, damage our reputation and customer relationships and adversely affect our business.

We depend on third party providers, suppliers and licensors to supply some of the hardware, software and operational support necessary to provide some of our services.
We obtain these materials from a limited number of vendors, some of which do not have a long operating history, or which may not be able to continue to supply the equipment and services we desire. Some of our hardware, software and operational support vendors represent our sole source of supply or have, either through contract or as a result of intellectual property rights, a position of some exclusivity. If demand exceeds these vendors' capacity or if these vendors experience operating or financial difficulties or are otherwise unable to provide the equipment or services we need in a timely manner, at our specifications and at reasonable prices, our ability to provide some services might be materially adversely affected, or the need to procure or develop alternative sources of the affected materials or services might delay our ability to serve our customers. These events could materially and adversely affect our ability to retain and attract customers, and have a material negative impact on our operations, business, financial results and financial condition.

Security breaches and other disruptions could compromise our information and expose us to liability, which would cause our business and reputation to suffer.
We store sensitive data, including certain investor information, intellectual property, our proprietary business information and that of our suppliers and business partners, and personally identifiable information of our employees, in our data centers and on our networks. The secure maintenance of this information is critical to our operations and business strategy. Despite our

security measures, our information technology and infrastructure may be vulnerable to attacks by hackers or breached due to employee error, malfeasance or other disruptions. Any such breach could compromise our networks and the information stored there could be accessed, publicly disclosed, lost or stolen. Any such access, disclosure or other loss of information could result in legal claims or proceedings. We devote significant resources to protecting our information.

An intentional or unintentional disruption, failure, misappropriation or corruption of our network and information systems could severely affect our business.
Such an event might be caused by computer hacking, computer viruses, worms and other destructive or disruptive software, "cyber attacks" and other malicious activity, as well as natural disasters, power outages, terrorist attacks and similar events. Such events could have an adverse impact on us and our customers, including degradation of service, service disruption, excessive call volume to call centers and damage to our plant, equipment and data. In addition, our future results could be adversely affected due to the theft, destruction, loss, misappropriation or release of confidential customer data or intellectual property. Operational or business delays may result from the disruption of network or information systems and the subsequent remediation activities. Moreover, these events may create negative publicity resulting in reputation or brand damage with customers.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.
In particular, the Company is dependent on James Woody (Executive Chairman), Marc Feldmann (Scientific Co-founder), and H. Michael Shepard (Co-founder, President, and Chief Scientific Officer). The Company has entered into employment agreements with James Woody and H. Michael Shepard, although there can be no assurance that they will continue to be employed by the Company for a particular period of time. The loss of James Woody, Marc Feldman, or H. Michael Shepard could harm the Company's business, financial condition, cash flow and results of operations.

The amount of capital the Company is attempting to raise in this Offering is not enough to sustain the Company to profitablilty.
In order to achieve the Company's near and long-term goals, the Company will need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we will not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of his or her investment.

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes.
Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-

income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.

We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

Changes in employment laws or regulation could harm our performance.

Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government-imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment, changing regulations from the National Labor Relations Board, and increased employee litigation including claims relating to the Fair Labor Standards Act.

The Company's business operations may be materially adversely affected by a pandemic such as the Coronavirus (COVID-19) outbreak.

In December 2019, a novel strain of coronavirus was reported to have surfaced in Wuhan, China, which spread throughout other parts of the world, including the United States. On January 30, 2020, the World Health Organization declared the outbreak of the coronavirus disease (COVID-19) a "Public Health Emergency of International Concern." On January 31, 2020, U.S. Health and Human Services Secretary Alex M. Azar II declared a public health emergency for the United States to aid the U.S. healthcare community in responding to COVID-19, and on March 11, 2020 the World Health Organization characterized the outbreak as a "pandemic." COVID-19 resulted in a widespread health crisis that adversely affected the economies and financial markets worldwide. The Company's business could be materially and adversely affected. The extent to which COVID-19 impacts the Company's business will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of COVID-19 and the actions to contain COVID-19 or treat its impact, among others. If the disruptions posed by COVID-19 or other matters of global concern continue for an extended period of time, the Company's operations may be materially adversely affected.

We face risks related to health epidemics and other outbreaks, which could significantly disrupt the Company's operations and could have a material adverse impact on us.

The outbreak of pandemics and epidemics could materially and adversely affect the Company's business, financial condition, and results of operations. If a pandemic occurs in areas in which we have material operations or sales, the Company's business activities originating from affected areas, including sales, materials, and supply chain related activities, could be adversely affected. Disruptive activities could include the temporary closure of facilities used in the Company's supply chain processes, restrictions on the export or shipment of products necessary to run the Company's business, business closures in impacted areas, and restrictions on the Company's employees' or consultants' ability to travel and to meet with customers, vendors or other business relationships. The extent to which a pandemic or other health outbreak impacts the Company's results will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of a virus and the actions to contain it or treat its impact, among others. Pandemics can also result in social, economic, and labor instability which may adversely impact the Company's business.

If the Company's employees or employees of any of the Company's vendors, suppliers or customers become ill or are quarantined and in either or both events are therefore unable to work, the Company's operations could be subject to disruption. The extent to which a pandemic affects the Company's results will depend on future developments that are highly uncertain and cannot be predicted.

We face risks relating to public health conditions such as the COVID-19 pandemic, which could adversely affect the Company's customers, business, and results of operations.
Our business and prospects could be materially adversely affected by the COVID-19 pandemic or recurrences of that or any other disease in the future. Material adverse effects from COVID-19 and other causes could result in numerous known and currently unknown ways including from quarantines and lockdowns which impair the Company's business. If the Company purchases materials from suppliers in affected areas, the Company may not be able to procure such products in a timely manner. The effects of a pandemic can place travel restrictions on key personnel which could have a material impact on the business. In addition, a significant outbreak of contagious diseases in the human population could result in a widespread health crisis that could adversely affect the economies and financial markets of many countries, resulting in an economic downturn that could reduce the demand for the Company's products and impair the Company's business prospects including as a result of being unable to raise additional capital on acceptable terms to us, if at all.

Changes in raw material and manufacturing input prices could adversely affect our business and results of operations.
Raw material costs and energy are a significant operating expense. The cost of raw materials and energy can be volatile and are susceptible to rapid and substantial increases due to factors beyond our control, such as changing economic conditions, political unrest, instability in energy-producing nations, and supply and demand considerations. Price increases and general volatility could adversely affect our business and results of operations.

Failure to develop new products and production technologies or to implement productivity and cost reduction initiatives successfully may harm our competitive position.
We depend significantly on the development of commercially viable new products, product grades and applications, as well as process technologies, free of any legal restrictions. If we are unsuccessful in developing new products, applications and production processes in the future, our

competitive position and results of operations may be negatively affected. However, as we invest in new technology, we face the risk of unanticipated operational or commercialization difficulties, including an inability to obtain necessary permits or governmental approvals, the development of competing technologies, failure of facilities or processes to operate in accordance with specifications or expectations, construction delays, cost over-runs, the unavailability of financing, required materials or equipment and various other factors. Likewise, we have undertaken and are continuing to undertake initiatives to improve productivity and performance and to generate cost savings. These initiatives may not be completed or beneficial or the estimated cost savings from such activities may not be realized.

Product liability claims could adversely impact our business and reputation.

Our business exposes us to potential product liability risk, as well as warranty and recall claims that are inherent in the design, manufacture, sale and use of our products. We sell products in industries such as pharmaceuticals where the impact of product liability risk is high. In the event our products actually or allegedly fail to perform as expected and we are subject to such claims above the amount of insurance coverage, outside the scope of our coverage, or for which we do not have coverage, our results of operations, as well as our reputation, could be adversely affected. Our products may be subject to recall for performance or safety-related issues. Product recalls subject us to harm to our reputation, loss of current and future customers, reduced revenue and product recall costs. Product recall costs are incurred when we, either voluntarily or involuntarily, recall a product through a formal campaign to solicit the return of specific products due to a known or suspected performance issue. Any significant product recalls could have an adverse effect on our business and results of operations.

Successful development of our products is uncertain.

The product candidates that we expect to develop are based on processes and methodologies that are not currently widely employed. Our development of current and future product candidates is subject to the risks of failure and delay inherent in the development of new products and products based on new technologies, including:

* delays in product development, clinical testing, or manufacturing;

* unplanned expenditures in product development, clinical testing, or manufacturing;

* failure to receive regulatory approvals;

* inability to manufacture on our own, or through any others, product candidates on a commercial scale;

* failure to achieve market acceptance; and

* emergence of superior or equivalent products.

Because of these risks, our research and development efforts may not result in any commercially viable products. If a significant portion of these development efforts are not successfully completed, required regulatory approvals are not obtained, or any approved products are not commercially successfully, our business, financial condition, and results of operations may be materially harmed.

Certain provisions of the Health Care Reform Law could affect us adversely.
The Patient Protection and Affordable Care Act as amended by the Health Care and Education Reconciliation Act (the Healthcare Reform Law), each enacted in March 2010, generally known as the Health Care Reform Law, significantly expand health insurance coverage to uninsured Americans and changes the way health care is financed by both governmental and private payers. Additionally, further federal and state proposals for health care reform are likely. Such regulation could have a negative effect on our business, financial condition, and results of operations.

The Health Care Reform Law 2.3% excise tax on domestic sales of medical devices by manufacturers and importers beginning in 2013, and the fee on branded prescription drugs and biologics that was implemented in 2011, may adversely affect sales and cost of goods sold.
For example, (i) where we purchase medical devices from third-party manufacturers, the manufacturers may increase their prices to cover their payment of the excise tax and our costs to purchase such medical devices may therefore increase and (ii) where we manufacture medical devices or are the importer of record, our cost of goods sold have increased because we are subject to paying the excise tax.

Political, economic and regulatory influences are subjecting the healthcare industry to potential fundamental changes that could substantially affect our results of operations.
Government and private sector initiatives to limit the growth of healthcare costs, including price regulation, competitive pricing, coverage and payment policies, comparative effectiveness of therapies, technology assessments and alternative payment models, are continuing in many countries where we intend to do business, including the U.S.. These changes are causing the marketplace to put increased emphasis on the delivery of more cost-effective treatments. Certain provisions of the legislation will not be effective for a number of years and it is unclear what the full impact of the legislation will be. Provisions of this legislation, including Medicare provisions aimed at improving quality and decreasing costs, comparative effectiveness research, an independent payment advisory board, and pilot programs to evaluate alternative payment methodologies, could meaningfully change the way healthcare is developed and delivered, and may adversely affect our business and results of operations. Further, we cannot predict what healthcare programs and regulations will be ultimately implemented at the federal or state level, or the effect of any future legislation or regulation in the U.S. or internationally. However, any changes that lower reimbursements for our products, reduce medical procedure volumes or increase cost containment pressures on us or other participants in the healthcare industry could adversely affect our business and results of operations.

Privacy laws and regulations could restrict our ability or the ability of our customers to obtain, use or disseminate patient information, or could require us to incur significant additional costs to re-design our products.
State, federal and foreign laws, such as the federal Health Insurance Portability and Accountability Act of 1996 (HIPAA), regulate the confidentiality of sensitive personal information and the circumstances under which such information may be released. These and future laws could have an adverse impact on our results of operations. Other health information standards, such as

regulations under HIPAA, establish standards regarding electronic health data transmissions and transaction code set rules for specified electronic transactions, for example transactions involving claims submissions to third party payors. These also continue to evolve and are often unclear and difficult to apply. In addition, under the federal Health Information Technology for Economic and Clinical Health Act (HITECH Act), which was passed in 2009, many businesses that were previously only indirectly subject to federal HIPAA privacy and security rules became directly subject to such rules because the businesses serve as "business associates" to our customers. On January 17, 2013, the Office for Civil Rights of the Department of Health and Human Services released a final rule implementing the HITECH Act and making certain other changes to HIPAA privacy and security requirements. Compliance has increased the requirements applicable to some of our businesses. Failure to maintain the confidentiality of sensitive personal information in accordance with the applicable regulatory requirements, or to abide by electronic health data transmission standards, could expose us to breach of contract claims, fines and penalties, costs for remediation and harm to our reputation.

The healthcare industry is highly regulated.
We are subject to regulation in the U.S. at both the federal and state level and in foreign countries. In addition, the U.S. federal and state governments have allocated greater resources to the enforcement of these laws. If we fail to comply with these regulatory requirements, or if allegations are made that we failed to comply, our results of operations and financial condition could be adversely affected.

The manufacture, distribution, marketing and use of our products are subject to extensive regulation and increased scrutiny by the Food and Drug Administration (FDA) and other regulatory authorities globally.
Any new product must undergo lengthy and rigorous testing and other extensive, costly and time-consuming procedures mandated by FDA and foreign regulatory authorities. Changes to current products may be subject to vigorous review, including additional 510(k) and other regulatory submissions, and approvals are not certain. Our facilities must be approved and licensed prior to production and remain subject to inspection from time to time thereafter. Failure to comply with the requirements of FDA or other regulatory authorities, including a failed inspection or a failure in our adverse event reporting system, could result in adverse inspection reports, warning letters, product recalls or seizures, monetary sanctions, injunctions to halt the manufacture and distribution of products, civil or criminal sanctions, refusal of a government to grant approvals or licenses, restrictions on operations or withdrawal of existing approvals and licenses. Any of these actions could cause a loss of customer confidence in us and our products, which could adversely affect our sales and results of operations.

The sales, marketing and pricing of products and relationships that pharmaceutical and medical device companies have with healthcare providers are under increased scrutiny by federal, state and foreign government agencies.
Compliance with the Anti-Kickback Statute, False Claims Act, Food, Drug and Cosmetic Act (including as these laws relate to off-label promotion of products) and other healthcare related laws, as well as competition, data and patient privacy and export and import laws is under increased focus by the agencies charged with overseeing such activities, including FDA, Office of Inspector General (OIG), Department of Justice (DOJ) and the Federal Trade Commission. The DOJ and the

Securities and Exchange Commission have also increased their focus on the enforcement of the U.S. Foreign Corrupt Practices Act (FCPA), particularly as it relates to the conduct of pharmaceutical companies.

Federal and State Laws Pertaining to Healthcare Fraud and Abuse Could Adversely Affect Our Business.

We are subject to various federal and state laws targeting fraud and abuse in the healthcare industry, including anti-kickback laws, false claims laws, laws constraining the sales, marketing and other promotional activities of manufacturers of medical devices by limiting the kinds of financial arrangements we may enter into with physicians, hospitals, laboratories and other potential purchasers of medical devices, laws requiring the reporting of certain transactions between us and healthcare professionals and HIPAA, as amended by HITECH, which governs the conduct of certain electronic healthcare transactions and protects security and privacy of protected health information. Violations of these laws are punishable by criminal or civil sanctions, including substantial fines, imprisonment and exclusion from participation in government healthcare programs such as Medicare and Medicaid. Many of the existing requirements are new and have not been definitively interpreted by state authorities or courts, and available guidance is limited. Unless and until we are in full compliance with these laws, we could face enforcement action and fines and other penalties, and could receive adverse publicity, all of which could materially harm our business. In addition, changes in or evolving interpretations of these laws, regulations, or administrative or judicial interpretations, may require us to change our business practices or subject our business practices to legal challenges, which could have a material adverse effect on our business, financial condition and results of operations.

We will rely on third-party distributors to effectively distribute our products outside the United States.

We will depend, in part, on distributors for the marketing and selling of our products in most geographies. We depend on these distributors' efforts to market our products, yet we are unable to control their efforts completely. These distributors typically sell a variety of other, non-competing products that may limit the resources they dedicate to selling our products. In addition, we are unable to ensure that our distributors comply with all applicable laws regarding the sale of our products. If our distributors fail to effectively market and sell our products, in full compliance with applicable laws, our operating results and business may suffer. Recruiting and retaining qualified third-party distributors and training them in our technology and product offerings require significant time and resources. To develop and expand our distribution, we must continue to scale and improve our processes and procedures that support our distributors. Further, if our relationship with a successful distributor terminates, we may be unable to replace that distributor without disruption to our business. If we fail to maintain relationships with our distributors, fail to develop new relationships with other distributors, including in new markets, fail to manage, train or incentivize existing distributors effectively, or fail to provide distributors with competitive products on attractive terms, or if these distributors are not successful in their sales efforts, our revenue may decrease and our operating results, reputation and business may be harmed.

The commercial success of our products will depend in part upon the level of reimbursement we receive from third parties for the cost of our products to users.

The commercial success of any product will depend, in part, on the extent to which reimbursement for the costs of our products and related treatments will be available from third-party payors such as government health administration authorities, private health insurers, managed care programs, and other organizations. Adequate third-party insurance coverage may not be available for us to establish and maintain price levels that are sufficient for us to continue our business or for realization of an appropriate return on investment in product development.

If we are unable to educate physicians on the safe and effective use of our products, we may be unable to achieve our expected growth.

An important part of our sales process includes the education of physicians on the safe and effective use of our products. There is a learning process for physicians to become proficient in the use of our products and it typically takes several procedures for a physician to become comfortable using the products. It is critical to the success of our commercialization efforts to educate physicians on the proper use of the products, and to provide them with adequate product support. It is important for our growth that these physicians advocate for the benefits of our products in the broader marketplace. If physicians are not properly trained, they may misuse or ineffectively use our products. This may also result in unsatisfactory patient outcomes, patient injuries, negative publicity or lawsuits against us, any of which could have an adverse effect on our business.

The design, manufacture and marketing of the pharmaceuticals and products we produce entail an inherent risk of product liability claims.

Manufacturing and marketing of our commercial products, and clinical testing of our products under development, may expose us to product liability and other tort claims. Although we have, and intend to maintain, liability insurance, the coverage limits of our insurance policies may not be adequate and one or more successful claims brought against us may have a material adverse effect on our business and results of operations. There are a number of factors that could result in an unsafe condition or injury to, or death of, a patient with respect to these or other products which we manufacture or sell, including component failures, manufacturing flaws, design defects or inadequate disclosure of product-related risks or product-related information. Product liability claims may be brought by individuals or by groups seeking to represent a class. The outcome of litigation, particularly class action lawsuits, is difficult to assess or quantify. Plaintiffs in these types of lawsuits often seek recovery of very large or indeterminate amounts, and the magnitude of the potential loss relating to such lawsuits may remain unknown for substantial periods of time. Any costs (the material components of which are settlements, judgments, legal fees and other related defense costs) not covered under our previously issued product liability insurance policies and existing reserves could have a material adverse effect on our revenues, financial position and cash flows. Additionally, product liability claims could negatively affect our reputation, continued product sales, and our ability to obtain and maintain regulatory approval for our products.

If third-party payors do not provide adequate coverage and reimbursement for the use of our products, our revenues will be negatively impacted.

Our success in marketing our products depends in large part on whether U.S. and international government health administrative authorities, private health insurers and other organizations will adequately cover and reimburse customers for the cost of our products. In the United States, a third-party payor's decision to provide coverage for our products does not imply that an adequate reimbursement rate will be obtained. Further, one third-party payor's decision to cover our products does not assure that other payors will also provide coverage for the products or provide coverage at an adequate reimbursement rate. Reimbursement systems in international markets vary significantly by country and by region within some countries, and reimbursement approvals must be obtained on a country-by-country basis. In many international markets, a product must be approved for reimbursement before it can be approved for sale in that country. Further, many international markets have government-managed healthcare systems that control reimbursement for new devices and procedures. In most markets there are private insurance systems as well as government-managed systems. If sufficient coverage and reimbursement is not available for our current or future products, in either the United States or internationally, the demand for our products and our revenues will be adversely affected.

We face heavy government regulation, and FDA regulatory approval of our products is uncertain.

The research, testing, manufacturing and marketing of drug products such as those that we are developing are subject to extensive regulation by federal, state and local government authorities, including the FDA. To obtain regulatory approval of a product, we must demonstrate to the satisfaction of the applicable regulatory agency that, among other things, the product is safe and effective for its intended use. In addition, we must show that the manufacturing facilities used to produce the products are in compliance with current Good Manufacturing Practices regulations (cGMP). The process of obtaining FDA and other required regulatory approvals and clearances will require us to expend substantial time and capital. Despite the time and expense expended, regulatory approval is never guaranteed. The number of preclinical and clinical trials that will be required for FDA approval varies depending on the drug candidate, the disease or condition that the drug candidate is in development for, and the requirements applicable to that particular drug candidate. The FDA can delay, limit or deny approval of a drug candidate for many reasons, including that:

* a drug candidate may not be shown to be safe or effective;

* the FDA may not approve our manufacturing process

* the FDA may interpret data from preclinical and clinical trials in different ways than we do; and

* the FDA may not meet, or may extend, the Prescription Drug User Fee Act date with respect to a particular New Drug Application ("NDA").

For example, if certain of our methods for analyzing our trial data are not accepted by the FDA, we may fail to obtain regulatory approval for our product candidates. Moreover, if and when our products do obtain marketing approval, the marketing, distribution and manufacture of such products would remain subject to extensive ongoing regulatory requirements. Failure to comply with applicable regulatory requirements could result in warning letters, fines, civil penalties, injunctions, recall or seizure of products, total or partial suspension of production, refusal of the government to grant future approvals, withdrawal of approvals, or criminal prosecution.

Any delay or failure by us to obtain regulatory approvals for our product candidates could diminish competitive advantages that we may attain and would adversely affect the marketing of our products. To date, we have not received regulatory approval to market any of our product candidates in any jurisdiction. Following regulatory approval of any of our drug candidates, we will be subject to ongoing regulatory obligations and restrictions, which may result in significant expense and limit our ability to commercialize our potential products.

With regard to our drug candidates, if any, approved by the FDA or by another regulatory authority, we are held to extensive regulatory requirements over product manufacturing, labeling, packaging, adverse event reporting, storage, advertising, promotion and record keeping. Regulatory approvals may also be subject to significant limitations on the indicated uses or marketing of the drug candidates. Potentially costly follow-up or post-marketing clinical studies may be required as a condition of approval to further substantiate safety or efficacy, or to investigate specific issues of interest to the regulatory authority. Previously unknown problems with the drug candidate, including adverse events of unanticipated severity or frequency, may result in restrictions on the marketing of the drug, and could include withdrawal of the drug from the market.

In addition, the law or regulatory policies governing pharmaceuticals may change. New statutory requirements may be enacted or additional regulations may be enacted that could prevent or delay regulatory approval of our drug candidates. We cannot predict the likelihood, nature or extent of adverse government regulation that may arise from future legislation or administrative action, either in the United States or elsewhere. If we are not able to maintain regulatory compliance, we might not be permitted to market our drugs and our business could suffer.

We may in the future be subject to various U.S. federal and state laws pertaining to health care fraud and abuse, including anti-kickback, self-referral, false claims and fraud laws, and any violations by us of such laws could result in fines or other penalties.
If one or more of our product candidates is approved, we will likely be subject to the various U.S. federal and state laws intended to prevent health care fraud and abuse. The federal anti-kickback statute prohibits the offer, receipt, or payment of remuneration in exchange for or to induce the referral of patients or the use of products or services that would be paid for in whole or part by Medicare, Medicaid or other federal health care programs. Remuneration has been broadly defined to include anything of value, including cash, improper discounts, and free or reduced price items and services. Many states have similar laws that apply to their state health care programs as well as private payors. Violations of the anti-kickback laws can result in exclusion from federal health care programs and substantial civil and criminal penalties.

The False Claims Act (FCA) imposes liability on persons who, among other things, present or cause to be presented false or fraudulent claims for payment by a federal health care program. The FCA has been used to prosecute persons submitting claims for payment that are inaccurate or fraudulent, that are for services not provided as claimed, or for services that are not medically necessary. The FCA includes a whistleblower provision that allows individuals to bring actions on behalf of the federal government and share a portion of the recovery of successful claims. If our marketing or other arrangements were determined to violate the FCA or anti-kickback or related laws, then our revenue could be adversely affected, which would likely harm our business, financial condition, and results of operations.

State and federal authorities have aggressively targeted medical technology companies for alleged violations of these anti-fraud statutes, based on improper research or consulting contracts with doctors, certain marketing arrangements that rely on volume-based pricing, off-label marketing schemes, and other improper promotional practices. Companies targeted in such prosecutions have paid substantial fines in the hundreds of millions of dollars or more, have been forced to implement extensive corrective action plans or Corporate Integrity Agreements, and have often become subject to consent decrees severely restricting the manner in which they conduct their business. If we become the target of such an investigation or prosecution based on our contractual relationships with providers or institutions, or our marketing and promotional practices, we could face similar sanctions, which would materially harm our business.

If we are found to have violated laws protecting the privacy or security of patient health information, we could be subject to civil or criminal penalties, which could increase our liabilities and harm our reputation or our business.

There are a number of U.S. federal and state laws and foreign laws protecting the privacy and security of individually identifiable health information, or "protected health information" including patient records, and restricting the use and disclosure of that protected health information that we are subject to. In the United States, the U.S. Department of Health and Human Services promulgated health information privacy and security rules under the Health Insurance Portability and Accountability Act of 1996 (HIPAA) and then significantly strengthened and broadened the applicability of HIPAA under the Health Information Technology for Economic and Clinical Health Act (HITECH, together HIPAA). HIPAA applies to health care providers engaging in certain standard transactions electronically; health plans and health care clearing houses. These entities are referred to as "covered entities." Certain HIPAA provisions also apply to "business associates" of covered entities, or third party providers of services to covered entities that involve the use or disclosure of protected health information. HIPAA's privacy rules protect medical records and protected health information in all forms by limiting its use and disclosure, giving individuals the right to access, amend and seek accounting of their own health information and limiting, in some circumstances, the use and disclosure of protected health information to the minimum amount reasonably necessary to accomplish the intended purpose of the use or disclosure. HIPAA's security standards require both covered entities and business associates to implement administrative, physical and technical security measures to maintain the security of protected health information in electronic form. Covered entities and business associates must conduct initial and ongoing risk assessments to ensure the ongoing effectiveness of security measures and maintain a written information security plan. We are a [covered entity] [business associate] and as such, we must comply with HIPAA and ensure that all aspects of our operations comply with relevant HIPAA standards. We are subject to random audit by federal authorities, and enforcement by both state and federal regulators. We are also subject to investigation in response to complaints. If we are found to be in violation of the HIPAA requirements, we could be subject to civil or criminal penalties as well as fines, which could increase our liabilities and harm our reputation or our business.

Beyond HIPAA, most states have adopted data security laws protecting the personal data of state residents. Personal data subject to protection typically includes name coupled with social security number, state-issued identification number, or financial account number. Most states require specific, technical security measures for the protection of all personal data, including employee data, and impose their own breach notification requirements in the event of a loss of personal data. State data security laws generally overlap and apply simultaneously with HIPAA. [Non-U.S. privacy protection requirements such as the European Union's Data Protection Directive governing the processing of personal data, may be stricter than the U.S. law and violation would impose similar or more severe penalties. These laws could create liability for us or increase our cost of doing business, and any failure to comply could result in harm to our reputation, and potentially fines and penalties.

Healthcare legislative reform measures may have a material adverse effect on our business and results of operations.

In the United States, there have been and continue to be a number of legislative initiatives to contain healthcare costs. For example, in March 2010, the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act, or the Affordable Care Act, was passed, which substantially changed the way health care is financed by both governmental and private insurers, and significantly impacted the U.S. pharmaceutical industry. The Affordable Care Act, among other things, subjected biologic products to potential competition by lower-cost biosimilars, addressed a new methodology by which rebates owed by manufacturers under the Medicaid Drug Rebate Program are calculated for drugs that are inhaled, infused, instilled, implanted or injected, increased the minimum Medicaid rebates owed by manufacturers under the Medicaid Drug Rebate Program and extended the rebate program to individuals enrolled in Medicaid managed care organizations, established annual fees and taxes on manufacturers of certain branded prescription drugs, and a new Medicare Part D coverage gap discount program, in which manufacturers must agree to offer 50% point-of-sale discounts off negotiated prices of applicable brand drugs to eligible beneficiaries during their coverage gap period, as a condition for the manufacturer's outpatient drugs to be covered under Medicare Part D.

We expect that additional state and federal healthcare reform measures will be adopted in the future, any of which could limit the amounts that federal and state governments will pay for healthcare products and services, which could result in reduced demand for our products or additional pricing pressures, which would negatively affect our business.

New product development involves a lengthy, expensive and complex process.

We may be unable to develop or commercialize any of the product candidates we are currently researching. Moreover, even if we develop such candidates, they may be subject to significant regulatory review, approval and other government regulations. We are currently conducting research and development on programs that may result in novel treatments for autoimmune diseases, acute inflammation, infectious diseases and cancer. There can be no assurance that our technologies will be capable of reliably addressing resistant infections or that we can develop and commercialize our products at all. New product development involves a lengthy, expensive and complex process and we currently have no fully validated candidates. In addition, before we can commercialize any new product candidates, we will need to:

* conduct substantial research and development;

* conduct validation studies;

* expend significant funds;

* develop and scale-up our laboratory processes; and

* obtain regulatory approval and acceptance of our product candidates.

This process involves a high degree of risk and takes several years. Our product development efforts may fail for many reasons, including:

* failure of the product at the research or development stage; and

* lack of clinical validation data to support the effectiveness of the product.

Few research and development projects result in commercial products, and perceived viability in early clinical trials often is not replicated in later studies. At any point, we may abandon development of a product candidate or we may be required to expend considerable resources repeating clinical trials, which would adversely impact the timing for generating potential revenues from those product candidates. In addition, as we develop product candidates, we will have to make significant investments in product development, marketing and sales resources.

We may not be able to conduct clinical trials necessary to commercialize and sell our proposed products and formulations.

In order to conduct clinical trials that are necessary to obtain approval by the FDA to market a formulation or product, it is necessary to receive clearance from the FDA to conduct such clinical trials. The FDA can halt clinical trials at any time for safety reasons or because we or our clinical investigators do not follow the FDA's requirements for conducting clinical trials. If we are unable to receive clearance to conduct clinical trials or the trials are halted by the FDA, we would not be able to achieve any revenue from such product as it is illegal to sell any drug or medical device for human consumption without FDA approval. Moreover, it is our stated intention to attempt to avail ourselves of the FDA's Fast Track approval procedure, which we believe is less costly and time consuming. If this approval pathway is not available to us with respect to a particular formulation or product, or at all, the time and cost associated with developing and commercializing such formulations or products may be prohibitive and our business strategy would be materially and adversely affected.

Our long-term viability and growth will depend upon successful clinical trials.

Product development is very expensive and involves a high degree of risk. Only a small number of research and development programs result in the commercialization of a product. Success in preclinical work or early-stage clinical trials does not ensure that later stage or larger scale clinical trials will be successful. Conducting clinical trials is a complex, time-consuming and expensive process. Our ability to complete our clinical trials in a timely fashion depends in large part on a number of key factors including protocol design, regulatory and institutional review board approval, the rate of patient enrollment in clinical trials, and compliance with extensive current Good Clinical Practices. If we fail to adequately manage the design, execution and regulatory aspects of clinical trials, regulatory approvals may be delayed, or we may fail to gain approval for our product candidates. Clinical trials may indicate that our product candidates have harmful side effects or raise other safety concerns that may significantly reduce the likelihood of regulatory approval, result in significant restrictions on use and safety warnings in any approved label, adversely affect placement within the treatment paradigm, or otherwise significantly diminish the commercial potential of the product candidate. Also, positive results in a registrational trial may not be replicated in any subsequent confirmatory trials. Even if later stage clinical trials are successful, regulatory authorities may disagree with our view of the data or require additional studies, and may fail to approve or delay approval of our product candidates or may grant marketing approval that is more restricted than anticipated, including indications for a narrower patient population than expected and the imposition of safety monitoring or educational requirements or risk evaluation and mitigation strategies. In addition, if another Company is the first to file for marketing approval of a competing orphan drug candidate, that Company may ultimately receive marketing exclusivity for its drug candidate, preventing us from commercializing our orphan drug candidate in the applicable market for several years.

We face significant competition from other biotechnology and pharmaceutical companies.
We are aware of several companies that are working to develop drugs that would compete against our drug candidates. Many of our existing or potential competitors have substantially greater financial, technical and human resources than we do and significantly greater experience in the discovery and development of drug candidates, as well as in obtaining regulatory approvals of those drug candidates in the United States and in foreign countries. Our current and potential future competitors may also have significantly more experience commercializing drugs that have been approved for marketing. Mergers and acquisitions in the pharmaceutical and biotechnology industries could result in even more resources being concentrated among a small number of our competitors.

Competition may increase further as a result of advances in the commercial applicability of technologies and greater availability of capital for investment in these industries. Our competitors may succeed in developing, acquiring or licensing, on an exclusive basis, drug candidates that are more effective or less costly than any drug candidate that we may develop.

Our ability to compete successfully will depend largely on our ability to:

* discover, develop and commercialize drugs that are superior to other products in the market;

* demonstrate through our clinical trials that our drug candidates are differentiated from existing and future therapies;

* attract qualified scientific, product development and commercial personnel;

* obtain patent or other proprietary protection for our drugs and technologies;

* obtain required regulatory approvals; successfully collaborate with pharmaceutical companies in the discovery, development and commercialization of new drugs; and

* negotiate competitive pricing and reimbursement with third party payors

The availability of our competitors' products could limit the demand, and the price we are able to charge, for any drug candidate we develop. The inability to compete with existing or subsequently introduced drug candidates would have a material adverse impact on our business, financial condition and prospects.

Established pharmaceutical companies may invest heavily to accelerate discovery and development of novel compounds or to in license novel compounds that could make our drug candidates less competitive. In addition, any new product that competes with an approved product must demonstrate compelling advantages in efficacy, convenience, tolerability and safety in order to overcome price competition and to be commercially successful. Accordingly, our competitors may succeed in obtaining patent protection, discovering, developing or receiving FDA approval for or commercializing medicines before we do, which would have a material adverse impact on our business.

Our research and development efforts may not succeed in developing commercially successful products and technologies, which may limit our ability to achieve profitability.
We must continue to explore opportunities that may lead to new products and technologies. To accomplish this, we must commit substantial efforts, funds, and other resources to research and development. A high rate of failure is inherent in the research and development of new products and technologies. Any such expenditures that we make will be made without any assurance that our efforts will be successful. Failure can occur at any point in the process, including after significant funds have been invested.

Regardless of whether our clinical trials are deemed to be successful, promising new product candidates may fail to reach the market or may only have limited commercial success because of efficacy or safety concerns, failure to achieve positive clinical outcomes, inability to obtain necessary regulatory approvals or satisfy regulatory criteria, limited scope of approved uses, excessive costs to manufacture, the failure to establish or maintain intellectual property rights, or infringement of the intellectual property rights of others.

Even if we successfully develop new products or enhancements, they may be quickly rendered obsolete by changing customer preferences, changing industry standards, or competitors' innovations. Innovations may not be quickly accepted in the marketplace because of, among other things, entrenched patterns of clinical practice or uncertainty over third-party reimbursement. We cannot state with certainty when or whether any of our products under development will be launched, whether we will be able to develop, license, or otherwise acquire drug candidates or products, or whether any products will be commercially successful. Failure to launch successful new products or new indications for existing products may cause our products to become obsolete, which may limit our ability to achieve profitability.

Even if we are able to obtain regulatory approvals for our new pharmaceutical products, generic or branded, the success of those products is dependent upon market acceptance.
Levels of market acceptance for our new products could be impacted by several factors, including but not limited to: i) the availability of alternative products from our competitors, ii) the price of our products relative to that of our competitors, iii) the timing of our market entry, iv) the ability

to market our products effectively to the retail level and v) the acceptance of our products by government and private entities. Some of these factors are not within our control. Additionally, continuing studies of the proper utilization, safety and efficacy of pharmaceutical products are being conducted by the industry, government agencies and others. Such studies, which increasingly employ sophisticated methods and techniques, can call into question the utilization, safety and efficacy of previously marketed products. In some cases, studies have resulted, and may in the future result, in the discontinuance of product marketing or other risk management programs such as the need for a patient registry. These situations, should they occur, could have a material adverse effect on our profitability, business, financial position and results of operations.

Our manufacturing activity is subject to certain risks.

We are dependent upon the uninterrupted and efficient operation of our contracted manufacturing facility in and our contracted distribution facilities. Our manufacturing facilities and distribution facilities are subject to the risk of regulatory review, catastrophic loss due to, among other things, earthquake, fire, flood, terrorism or other natural or man-made disasters, as well as occurrence of significant equipment failures. If any of these facilities were to experience a catastrophic loss, it would be expected to disrupt our operations and could result in personal injury or property damage, damage relationships with our customers or result in large expenses to repair or replace the facilities or systems, as well as result in other liabilities and adverse impacts.

In addition, the occurrence of manufacturing-related compliance issues could require subsequent withdrawal of the drug approval, reformulation of the drug product, additional testing or changes in labeling of the finished product. Any delay, interruption or cessation of production by our third-party manufacturers or strategic partners of our commercial products or product candidates, or their respective materials and components, as a result of any of the above factors or otherwise, may limit our ability to meet demand for commercial products and/or delay ongoing clinical trials, either of which could have a material adverse effect on our business, results of operations and financial condition.

Increased concerns over the safety of our products may result in negative publicity or increased regulatory controls on our products.

The Company's reputation is the foundation of our relationships with physicians, patients and other customers. If we are unable to effectively manage real or perceived issues, which could negatively impact sentiments toward the Company, our business could suffer. Pharmaceuticals and medical devices are perceived to be dangerous products and our customers may have a number of concerns about the safety of our products whether or not such concerns have a basis in generally accepted science or peer-reviewed scientific research.

We may also be subject to adverse event reporting regulations that require us to report to the FDA or similar bodies in other countries if our products are associated with a death or serious injury, even if there is no available evidence of a causal relationship between the adverse event and the product. Such reports may be publicly released by the FDA and other authorities. Furthermore, any adverse publicity associated with adverse events for our products, and related post-marketing actions, could cause consumers to seek alternatives to our products, and thereby cause our sales to decline, even if our products are ultimately determined not to have been the primary cause of the adverse event.

Pharmaceutical products can develop unexpected safety or efficacy concerns, which could have a material adverse effect on our business.

Pharmaceutical products receive regulatory approval based on data obtained in controlled clinical trials of limited duration. After approval, the products are used for longer periods of time by much larger numbers of patients; we and others (including regulatory agencies and private payers) collect extensive information on the efficacy and safety of our marketed products by continuously monitoring the use of our products in the marketplace. In addition, we or others may conduct post-marketing clinical studies on efficacy and safety of our marketed products. New safety or efficacy data from market surveillance, post-marketing clinical studies or general use may result in product label changes, product recalls, withdrawals, or declining sales, as well as product liability, consumer fraud and/or other claims, including potential civil or criminal governmental actions.

Product labeling changes for our marketed products could result in a negative impact on revenues.

We or regulatory authorities may need to change the labeling for any pharmaceutical product, including after a product has been marketed for several years. These changes are often the result of additional data from post-marketing studies, head-to-head trials, adverse events reports, studies that identify biomarkers (objective characteristics that can indicate a particular response to a product or therapy) or other studies or post-marketing experience that produce important additional information about a product. New information added to a product's label can affect its risk-benefit profile, leading to potential recalls, withdrawals, or declining revenue, as well as product liability claims. Sometimes additional information from these studies identifies a portion of the patient population that may be non-responsive to a medicine or would be at higher risk of adverse reactions and labeling changes based on such studies may limit the patient population. The studies providing such additional information may be sponsored by us, but they could also be sponsored by competitors, insurance companies, government institutions, managed care organizations, scientists, investigators, or other interested parties. While additional safety and efficacy information from such studies assist us and healthcare providers in identifying the best patient population for each product, it can also negatively impact our revenues due to inventory returns and a more limited patient population going forward. Additionally, certain study results, especially from head-to-head trials, could affect a product's formulary listing, which could also adversely affect our revenues.

We are dependent on our collaborative agreements for the development of products and business development, which exposes us to the risk of reliance on the viability of third parties.

In conducting our research and development activities, we currently rely, and will in the future rely, on collaborative agreements with third parties such as manufacturers, contract research organizations, commercial partners, universities, governmental agencies and not-for-profit organizations for both strategic and financial resources. The loss of, or failure to perform by us or our partners under, any applicable agreements or arrangements, or our failure to secure additional agreements for other products in development, would substantially disrupt or delay our research and development and commercialization activities. Any such loss would likely increase our expenses and materially harm our business, financial condition and results of operation.

We extensively outsource our clinical trial activities and usually perform only a small portion of the start-up activities in-house.

We rely on independent third-party contract research organizations (CROs) to perform most of our clinical studies, including document preparation, site identification, screening and preparation, pre-study visits, training, program management and bioanalytical analysis. Many important aspects of the services performed for us by the CROs are out of our direct control. If there is any dispute or disruption in our relationship with our CROs, our clinical trials may be delayed. Moreover, in our regulatory submissions, we rely on the quality and validity of the clinical work performed by third-party CROs. If any of our CROs' processes, methodologies or results were determined to be invalid or inadequate, our own clinical data and results and related regulatory approvals could be adversely impacted.

Reliance on third-party relationships and outsourcing arrangements could adversely affect our business.

We utilize third parties, including suppliers, alliances with other pharmaceutical and biotechnology companies, and third-party service providers, for selected aspects of product development, the manufacture and commercialization of certain products, support for information technology systems, and certain financial transactional processes. For example, we outsource [the day-to-day management and oversight of our clinical trials to contract research organizations] [the manufacture of certain of our products]. Outsourcing these functions involves the risk that the third parties may not perform to our standards or legal requirements, may not produce reliable results, may not perform in a timely manner, may not maintain the confidentiality of our proprietary information, or may fail to perform at all. Failure of these third parties to meet their contractual, regulatory, confidentiality, or other obligations to us could have a material adverse effect on our business.

Product liability claims could harm our business.

The development, manufacture, testing, marketing and sale of pharmaceutical products are associated with significant risks of product liability claims. Side effects or adverse events known or reported to be associated with, or manufacturing defects in, the products sold by us could exacerbate a patient's condition, or could result in serious injury or impairments or even death. This could result in product liability. Our products will have boxed warnings in their labels. Product liability claims may be brought by individuals seeking relief for themselves, or by groups seeking to represent a class of injured patients. Further, third party payors, either individually or as a putative class, may bring actions seeking to recover monies spent on one of our products. As sales of our products increase, the risk that product liability claims will be made against us increases. The risk of product liability claims may also increase if a company receives a warning letter from a regulatory agency. We cannot predict the frequency, outcome or cost to defend any such claims.

Product liability insurance coverage is expensive, can be difficult to obtain and may not be available to us in the future on acceptable terms, or at all. Our product liability insurance may not cover all of the future liabilities we might incur in connection with the development, manufacture or sale of our products. In addition, we may not continue to be able to obtain insurance on satisfactory terms or in adequate amounts. A successful claim or claims brought against us in excess of available insurance coverage could subject us to significant liabilities and could have a material adverse effect on our business, financial condition, results of operations and growth prospects. Such claims whether meritorious or not could also harm our reputation and the reputation of our products, adversely affecting our ability to market our products successfully. In addition, defending a product liability lawsuit is expensive and can divert the attention of key employees from operating our business.

In addition, product liability claims could result in an investigation of the safety or efficacy of our products, our manufacturing processes and facilities, or our marketing programs conducted by the FDA, the EMA, or the competent authorities of the EU member states. Such investigations could also potentially lead to a recall of our products or more serious enforcement actions, limitations on the indications for which they may be used, or suspension, variation, or withdrawal of approval, any of which would adversely affect our business.

Limited reimbursement or insurance coverage of our approved products, if any, by third party payors may render our products less attractive to patients and healthcare providers.
Market acceptance and sales of any approved products will depend significantly on reimbursement or coverage of our products by third party payors and may be affected by existing and future healthcare reform measures or the prices of related products for which third party reimbursement applies. Coverage and reimbursement by a third-party payor may depend upon a number of factors, including the third-party payor's determination that use of a product is: a covered benefit under its health plan; safe, effective and medically necessary; appropriate for the specific patient; cost-effective; and neither experimental nor investigational.

Obtaining coverage and reimbursement approval for a product from a government or other third-party payor is a time consuming and costly process that could require us to provide supporting scientific, clinical and cost-effectiveness data for the use of our products to the payor, which we may not be able to provide. Furthermore, the reimbursement policies of third-party payors may significantly change in a manner that renders our clinical data insufficient for adequate reimbursement or otherwise limits the successful marketing of our products. Even if we obtain coverage for our product candidates, third party payors may not establish adequate reimbursement amounts, which may reduce the demand for, or the price of, our products. If reimbursement is not available or is available only to limited levels, we may not be able to commercialize certain of our products.

Publication of discounts by third party payors or authorities may lead to further pressure on the prices or reimbursement levels within the country of publication and other countries. If reimbursement of our products is unavailable or limited in scope or amount, or if pricing is set at unacceptable levels, we or our partner may elect not to commercialize our products, and our business and financial condition could be adversely affected.

If we are unable to negotiate and maintain satisfactory arrangements with group purchasing organizations with respect to the purchase of our products, our business could be adversely affected.
Our ability to sell our products to hospitals in the United States depends in part on our relationships with group purchasing organizations, or GPOs. Many existing and potential customers for our products become members of GPOs. GPOs negotiate pricing arrangements and contracts,

sometimes on an exclusive basis, with medical supply manufacturers and distributors. These negotiated prices are then made available to a GPO's affiliated hospitals and other members. If we are not one of the providers selected by a GPO, affiliated hospitals and other members may be less likely to purchase our products, and if the GPO has negotiated a strict sole source, market share compliance or bundling contract for another manufacturer's products, we may be precluded from making sales to members of the GPO for the duration of the contractual arrangement. Our failure to renew contracts with GPOs may cause us to lose market share and could have a material adverse effect on our sales, financial condition and results of operations. We cannot assure you that we will be able to renew these contracts at the current or substantially similar terms. If we are unable to keep our relationships and develop new relationships with GPOs, our competitive position may suffer.

We are subject to complex government healthcare legislation and reimbursement programs, as well as other cost-containment pressures.

Many of our products are purchased or reimbursed by federal and state government authorities, private health insurers and other organizations, including heath maintenance and managed care organizations. These third-party payors increasingly challenge pharmaceutical and medical device product pricing, which could result in lower reimbursement rates and a reduction in demand for our products.

In addition, legislative and regulatory proposals and enactments to reform healthcare insurance programs could significantly influence the manner in which pharmaceutical products, biologic products and medical devices are prescribed and purchased. Individual states have also become increasingly aggressive in passing legislation and implementing regulations designed to control pharmaceutical product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access, and to encourage importation from other countries and bulk purchasing. Furthermore, regional healthcare authorities and individual hospitals are increasingly using bidding procedures to determine what pharmaceutical products and which suppliers will be included in their prescription drug and other healthcare programs. Any legally mandated price controls or utilization of bidding procedures could negatively and materially impact our revenues, results of operations and financial condition.

Sales of our products may be adversely affected by the continuing consolidation of our customer base.

A significant proportion of our sales is made to relatively few U.S. retail drug chains, wholesalers, managed care purchasing organizations, mail order distributors and hospitals. These customers are continuing to undergo significant consolidation. Such consolidation has provided and may continue to provide them with additional purchasing leverage, and consequently may increase the pricing pressures that we face. Additionally, the emergence of large buying groups representing independent retail pharmacies, and the prevalence and influence of managed care organizations and similar institutions, enable those groups to extract price discounts on our products, which could have a material adverse effect on our business, financial condition and results of operations.

Increased pricing pressure and other restrictions in the U.S. and abroad from managed care organizations, institutional Investors, and government agencies and programs, among others, could negatively affect our revenues and profit margins.

Our products continue to be subject to increasing pressures from market access, pricing and rebates and other restrictions in the U.S., the EU and other regions around the world, including from (i) rules and practices of managed care organizations and institutional and governmental Investors; (ii) judicial decisions and governmental laws and regulations for Medicare, Medicaid and U.S. healthcare reform, including the 2010 Patient Protection and Affordable Care Act; (iii) the potential impact of pharmaceutical reimbursement, Medicare Part D Formularies and product pricing in general; (iv) delays in gaining reimbursement; (v) government price erosion mechanisms across Europe and in other countries, resulting in deflation for pharmaceutical product pricing; (vi) collection delays in government-funded public hospitals outside the U.S. (vii) the impact on pricing from parallel trade across borders; (viii) other developments in technology and/or industry practices that could impact the reimbursement policies and practices of third-party payers; and (ix) limited or blocked market access due to real or perceived differences in value propositions for our products compared to competing products.

The illegal importation of counterfeit products and pharmaceutical and medical device products from countries where government price controls or other market dynamics result in lower prices may adversely affect our sales and profitability in the U.S. and other countries in which we operate.

Foreign imports are illegal under current U.S. law, with the sole exception of limited quantities of prescription drugs imported for personal use. However, the volume of illegal imports continues to rise as the ability of patients and other customers to obtain these lower priced imports has grown significantly. In addition, U.S. policy makers may expand consumers' ability to import lower priced versions of our products and competing products from Canada, where there are government price controls. Any future legislation or regulations that increase consumer access to lower priced medicines from outside the U.S. may lower the prices we receive for our products, which could adversely impact our revenues.

Illegal imports and counterfeit products may reduce demand for our products.

The illegal importation of counterfeit products and pharmaceutical products from countries where government price controls or other market dynamics result in lower prices may adversely affect our sales and profitability in the United States and other countries in which we operate. Foreign imports are illegal under current U.S. law, with the sole exception of limited quantities of prescription drugs imported for personal use. However, the volume of illegal imports continues to rise as the ability of patients and other customers to obtain these lower priced imports has grown significantly. In addition, U.S. policy makers may expand consumers' ability to import lower priced versions of our products and competing products from Canada, where there are government price controls. Any future legislation or regulations that increase consumer access to lower priced medicines from outside the United States could adversely impact our revenues.

In addition, third parties may illegally distribute and sell counterfeit versions of our products, which do not meet our rigorous manufacturing and testing standards. A patient who receives a counterfeit drug may be at risk for a number of dangerous health consequences. Our reputation and business could suffer harm as a result of counterfeit drugs sold under our brand name. In addition, thefts of inventory at warehouses, plants or while in-transit, which are then not properly stored and are later sold through unauthorized channels, could adversely impact patient safety, our reputation and our business.

Risks Related to the Securities

The Shares of Common Stock will not be freely tradable until one year from the initial purchase date. Although the Shares of Common Stock may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney.
You should be aware of the long-term nature of this investment.   There is not now and likely will not be a public market for the Shares of Common Stock.   Because the Shares of Common Stock have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Shares of Common Stock have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF.   It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Shares of Common Stock may also adversely affect the price that you might be able to obtain for the Shares of Common Stock in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company.   Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.
No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

No Guarantee of Return on Investment
There is no assurance that a Purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each Purchaser should read the Form C and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

A portion of the proceeds from the Offering will be used to pay accrued and unpaid wages of Executive Management (Chief Scientific Officer and President, H. Michael Shepard and Executive Chairman, James N. Woody).
These proceeds will not be available for the ongoing operations of the Company but will instead be paid to these insiders as deferred compensation for prior service to the Company.

A portion of the proceeds from the Offering will be used to pay the accrued and unpaid expenses of the Company's vendors, including corporate and patent attorneys.
These proceeds will not be available for the ongoing operations of the Company but will instead be paid to these insiders as repayment for expenses incurred prior to the Offering and owed to them by the Company.

A majority of the Company is owned by a small number of owners.

Prior to the Offering the Company's current owners of 20% or more beneficially own up to 54.8% of the Company. Subject to any fiduciary duties owed to our other owners or investors under Delaware law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

The Company has the right to extend the Offering deadline.
The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering deadline stated herein is reached. Your investment will not be accruing interest during this time and will simply be held until such time as the new Offering deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you.

There is no present market for the Securities and we have arbitrarily set the price.
We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

Your ownership of the shares of stock will be subject to dilution.
Owners do not have preemptive rights. In the future, the Company may conduct subsequent Offerings of securities convertible into shares pursuant to a compensation or distribution reinvestment plan, or otherwise issues additional shares. Investors who purchase shares in this Offering who do not participate in those other stock issuances will experience dilution in their percentage ownership of the Company's outstanding shares. Furthermore, shareholders may experience a dilution in the value of their shares depending on the terms and pricing of any future share issuances (including the shares being sold in this Offering) and the value of the Company's assets at the time of issuance.

Simultaneous Offerings of the Securities may result in futher dilution.
Simultaneous with this Offering, the Company is conducting an offering pursuant to Reg D, Rule 506(c) of the Securities Act of 1933, of up to 1,000,000 shares of Common Stock at a price of

$8.00 per share (the "**Reg D Offering**"). Such offering is only open to "accredited investors" within the meaning of Regulation D and requires a minimum investment of $5,000.

The Company has filed to potentially conduct, but has not commenced, an offering pursuant to Regulation A of the Securities Act of 1933, of up to 5,000,000 Shares of Common Stock at $10.00 per Share (the Reg A Offering).

Investors who purchase shares in this Offering and who do not participate in the Reg D Offering or the potential Reg A Offering will experience dilution in their percentage ownership of the Company's outstanding shares.

The Securities will be equity interests in the Company and will not constitute indebtedness.
The Securities will rank junior to all existing and future indebtedness and other non-equity claims on the Company with respect to assets available to satisfy claims on the Company, including in a liquidation of the Company. Additionally, unlike indebtedness, for which principal and interest would customarily be payable on specified due dates, there will be no specified payments of dividends with respect to the Securities and dividends are payable only if, when and as authorized and declared by the Company and depend on, among other matters, the Company's historical and projected results of operations, liquidity, cash flows, capital levels, financial condition, debt service requirements and other cash needs, financing covenants, applicable state law, federal and state regulatory prohibitions and other restrictions and any other factors the Company's board of directors deems relevant at the time. In addition, the terms of the Securities will not limit the amount of debt or other obligations the Company may incur in the future. Accordingly, the Company may incur substantial amounts of additional debt and other obligations that will rank senior to the Securities.

There can be no assurance that we will ever provide liquidity to Purchasers through either a sale of the Company or a registration of the Securities.
There can be no assurance that any form of merger, combination, or sale of the Company will take place, or that any merger, combination, or sale would provide liquidity for Purchasers. Furthermore, we may be unable to register the Securities for resale by Purchasers for legal, commercial, regulatory, market-related or other reasons.   In the event that we are unable to effect a registration, Purchasers could be unable to sell their Securities unless an exemption from registration is available.

The Company does not anticipate paying any cash dividends for the foreseeable future.
The Company currently intends to retain future earnings, if any, for the foreseeable future, to repay indebtedness and to support its business. The Company does not intend in the foreseeable future to pay any dividends to holders of its shares of common stock.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

BUSINESS

Description of the Business

Mission: Enosi's mission is to discover and develop breakthrough therapeutics that are more targeted and have lower toxicity than earlier biologic therapies. The goal is to develop therapeutics that, when given in combination with traditional drugs, will cause regression of chronic diseases like rheumatoid arthritis and certain cancers. Enosi will do this by focusing on novel mechanism of action drugs against validated as well as novel targets. Major disease targets are rheumatoid arthritis, other autoimmune diseases, including MS and type 2 diabetes), and solid tumors. Novel targets are cognitive dysfunctional diseases like Alzheimer's, trauma (due to injury, major surgery or chemotherapy). Autoimmune diseases and cancer have one important property in common: both are highly inflammatory conditions. Many of the same growth factors, cytokines, and immune cells drive both sets of diseases. However, to date the two fields have not recognized and merged their therapeutics discovery strategies. This is part of the mission of Enosi. Dr. Shepard and Sir Marc Feldmann recognize that while some existing, oncological checkpoint inhibitors foster positive, immune function activation against cancer, others can be used to suppress inappropriate immune activation. Enosi Life Sciences was formed to develop/augment and redirect efficient, designer, biologic therapies Enosi's first goal is to develop a next-generation, patent-protected therapeutic that will challenge the current field of TNF Blockers (such as "Humira"; $15 Billion per year drug), with a first-in-class therapeutic that blocks the inflammatory pathways associated with TNFR1.

Business Plan

Business of the Company:

Enosi Life Sciences Corp. ("Company" or "Enosi") researches, develops, tests and makes drugs to address the growing global health challenges of autoimmune disease, acute inflammation such as those that occur during a Covid-19 or influenza infection, and cancer. The Company has not defined with precision those indications it wishes to pursue initially or its product candidates. See "Risks Relating to the Company and Its Business."

The Company has completed some of its product development and pre-clinical testing, bringing us to the next steps in our business for continued development, testing and production of four drug product candidates labeled as EN1001, EN2001, EN3001, and EN3002, in order to ready these candidates for human clinical trials of inflammation related conditions and diseases.

The Company's technology involves the cytokine Tumor Necrosis Factor ("TNF") and TNF receptors ("TNFR"), namely TNFR1 and TNFR2; and a family of inflammatory growth factors called the epidermal growth factor proteins which activate their own set of receptors, called the EGF receptor family.

Milestone Achievements

The Company has raised a limited amount of funds, primarily from friends and family by issuing convertible debt. The Company has completed the following major milestones:

- In 2018, Dr. Feldmann and Dr. Shepard decide to collaborate on the possibilities of combining Dr. Feldmann's approach to treating autoimmune disease with Dr. Shepard's approach to attacking growth factors in cancer.
- The EN1001 prototype molecule was tested in vivo in the mouse CIA model of rheumatoid arthritis (RA) used for testing anti-arthritis drugs such as TNF Blockers, with promising results.
- The EN2001 prototype molecule has been tested in vivo in CIA model and multiple cancer models.
- Two patents are filed based in part on knowledge and compositions of matter captured from animal studies for antibodies that turn off the inflammatory TNFR1 receptor (which causes tissue damage), without impacting the protective TNFR2 receptor. This is unlike any of the currently existing approved compounds, which block both receptors.
- The Company has also filed a provisional patent application claiming specific compositions of matter (chemical structures) that represent significant improvements over current technologies for fighting autoimmune disease, acute inflammation and cancer. These claims include therapeutic molecules and a novel means for delivering them.
- The Company intends to pursue an aggressive patent strategy with ongoing filings as progress in discovery of new molecules and methods are achieved.
- These achievements have been funded by small rounds of financing from colleagues, friends, and family.
- The Company is currently collaborating with Creative Biolabs to begin testing the EN1001 molecules and will begin work on FURTHER TESTING OF EN 2001 in 2021.
- Clinical trials for rheumatoid arthritis and other autoimmune diseases are intended to take place at academic centers including the Kennedy Institute of Rheumatology at the University of Oxford, where TNF Blockers were first tested in the clinic. This lowers the cost of clinical trials and ensures the best talent.
- In July 2020, Dr. James Woody, a very experienced and talented biotech financier, became the Executive Chairman of the Board of Directors of Enosi.

DESCRIPTION OF THE BUSINESS

Enosi researches, develops, tests and manufactures drugs to address the growing global health challenges of autoimmune diseases like rheumatoid arthritis (RA), acute inflammatory conditions such as severe acute respiratory syndrome (SARS) and cancer.

Enosi has identified several molecules to target acute inflammation associated with these conditions.

Summary

Enosi Life Sciences was formed through the combined/complimentary research of world-renowned scientists, Professor Sir Marc Feldmann (anti-TNF pioneer responsible for the development of standard-of-care TNF Inhibitors, especially for rheumatoid arthritis), and Dr. H. Michael Shepard (inventor of trastuzumab/Herceptin, a novel treatment for breast cancer and a driving force behind biomarker-driven drug discovery). These Lasker Award-winning researchers have developed some of the world's most successful and profitable therapeutics. Enosi has also recruited James Woody as the Executive Chairman of the Board of Directors. Dr. Woody was also important in the development of TNF Blockers. Dr. Woody has tremendous experience as a biotech CEO and venture capitalist with Latterell Ventures in Palo Alto. This Management Team is uniting their talents, networks, and experience with the hopes of addressing some of the greatest global health challenges: diseases associated with autoimmune disease, acute and chronic inflammation, and cancer.

Enosi's founders are developing biologics that are intended to have lower toxicity than traditional therapeutics - resulting in novel treatments for autoimmune disease, cancer, and acute inflammation, however, determinations of efficacy are solely within the authority of the FDA .

Autoimmune diseases and cancer have one important property in common: both are highly inflammatory conditions. Many of the same growth factors, cytokines, immune cells and checkpoint receptors drive both diseases. However, the two fields have not yet recognized and merged their therapeutics discovery strategies. Such a merger is part of Enosi's mission. Please note the Company has not defined with precision those indications it wishes to pursue initially for its product candidates. See "Risks Relating to the Company and Its Business."

Enosi will endeavor to challenge the current field of non-specific TNF Blockers (such as "Humira"; $15 Billion per year drug in the US), with a novel therapeutic that specifically blocks inflammatory pathways associated with Tumor Necrosis Factor Receptor-1 (TNFR1). Enosi's proprietary approach is intended to silence the TNF inflammatory pathway while simultaneously enhancing the healing pathway of TNFR2, the second TNF receptor.

Enosi Life Sciences' PCT patent application describes and claims Enosi's product concepts. A second Provisional Patent application defining the chemical structures of our molecules has also been filed. This new filing intends to also include compositions of matter for EN2001, Enosi's growth factor trap for treating autoimmune disease and cancer. Enosi expects to have in vitro proof-of-concept for its lead program, EN1001, targeting the TNFR1 receptor in 2021.

Enosi has additional R&D product programs to pursue depending upon resources:

The first (EN2001) is a proprietary growth factor antagonist that has been shown to synergize with other anti-RA drugs in animal models.

An antagonist for TNFR2 (EN3001) that will enhance regulatory T cell function and turn down inflammation and autoimmunity;

An antagonist for TNFR2 (EN3002) that will suppress regulatory T cells, which cause local immunosuppression within tumors, thus preventing the patients' immune system from being effective in self-defense.

In order to achieve its goals, Enosi has also developed a novel method of creating multi-specific targeted biologics. This technology (EN4001) may be a giant leap forward to the next generation of antibody-like molecules.

Intellectual Property for these programs includes our current PCT patent application, a new provisional patent application to be filed later in 2020, and follow-on patent applications.

Enosi founders' substantial subject-matter knowledge, award-winning experience, and global professional network will dramatically decrease the projected timeline for clinical research by utilizing an established network of preclinical and clinical collaborators, however, such actions may not lead to a faster development process or regulatory review and does not increase the likelihood their product candidate will receive approval.

Enosi: A Novel Perspective for treatment of autoimmune disease, inflammation and cancer.

Autoimmune diseases and cancer have one important property in common: both are highly inflammatory conditions. Many of the same growth factors, cytokines, and immune cells drive both sets of diseases. However, to date the two fields have not yet recognized and merged their therapeutics discovery strategies. Such a merger is part of the mission of Enosi.

Some existing, checkpoint receptor inhibitors induce immune function against cancer, others can be used to suppress inappropriate immune activation. Members of the TNF receptor family are among the current targets being investigated for use to treat both autoimmune disease and cancer. Currently, there are three receptors in the TNFR family that have yielded FDA-approved products. There are up to 30 other members of the TNFR family that can be accessed as therapeutic targets for autoimmune disease and cancer. In addition, EN2001 candidate drug product targets the receptors in the EGF receptor family. There are seven FDA approved products that have been derived from targeting this receptor family. Each of these products targets one receptor, but there are four receptors in the family. Currently approved single inhibitors can only target one member of the family. Enosi's EN2001 candidate drug product will target three of the four receptors (EGFR, HER2, HER3) by trapping their respective growth factors. Experiments performed by Michael Sela and colleagues, and published in the Proceedings of the National Academy Science have shown that inhibiting more than one receptor at a time will result in synergistic inhibition of tumor growth in animal models.[1] H.M. Shepard and M. Feldmann, co-founders of Enosi Life Sciences, have shown that the parent molecule of EN2001 is active in both autoimmune disease and cancer in animal models. These data have been peer reviewed and published.[2]

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[1] https://pubmed.ncbi.nlmhttps://pubmed.ncbi.nlm.nih.gov/19218427/
[2] https://pubmed.ncbi.nlm.nih.gov/21982514/; https://pubmed.ncbi.nlm.nih.gov/18852126/

Enosi's first goal is to develop a novel, patent-protected therapeutic that will challenge the current field of TNF Blockers (such as "Humira"; $15 Billion per year drug), with a therapeutic that blocks the inflammatory pathways associated with TNFR1 while conserving the anti-inflammatory activity of TNFR2. The potential of EN2001 is supported by animal experiments performed in the laboratory of M. Feldmann at Oxford University in which a specific TNFR1 inhibitor was shown to suppress rheumatoid arthritis and inflammatory cytokine production better than etanercept/Enbrel, an approved TNF Blocker. These experiments have also been published in a peer-reviewed journal.[3]

Enosi's Resource Development & Operations Strategy: Build value early.

Funding
The budget to fund the Company's R&D Plan to bring candidate drug candidate EN1001 or EN2001 to become ready for Phase 1 studies is $10 Million, which is significantly less than the >$100M price-tag for most drugs. The reason for this is that Enosi is reformatting molecules that were developed improperly by pharma into proprietary new compositions of matter. This short-cut diminishes the cost of bringing a new drug to the clinic. This is a result of Enosi's founders' career experience in drug design and implementation. Enosi also has a substantial network and previous experience with government and other granting sources with which to obtain grant funding for its Phase 1 and Phase 2 clinical studies. Thus, except for costs of material and minimal investigator costs, we expect Phase 1/2 proof of concept to cost significantly less than the >$100M it usually costs[4]. To keep costs low and focus resources to achieve swift R&D clinical proof-of-concept, Enosi will use its initial $10 million to accomplish preclinical value enhancing milestones while operating as a "virtual" company, thus keeping overhead to a minimum.

EN1001 vs. TNF Blockers
Important to proof of concept is distinguishing EN1001 from its predecessors, like adalimumab (Humira) and etanercept (Enbrel). The key to this is to show in preclinical models (and later) in Phase 1 clinical studies that EN1001 differs from the earlier molecules by not compromising the patients' ability to fight opportunistic infections. This would remove at least one of the black box warnings (infections and cancer) associated with the older therapeutics.
[1]

History of the Business

On August 16, 2018, the Company was originally formed as a Canadian corporation in the name of Enosi Pharmaceuticals Corp. On December 10, 2019, the Company changed its name to Enosi Life Sciences Corp. On January 16, 2020, the Company was re-incorporated as a Delaware corporation. Its co-founders are Professor Sir Marc Feldmann and Professor H. Michael Shepard, later joined by James N. Woody, M.D. Since its inception, Enosi has filed two patent applications related to its technology and begun experiments to identify lead molecules for its two priority product programs: EN1001, initially aimed at rheumatoid arthritis, and EN2002, being explored as adjunctive therapy for a wide range of autoimmune diseases. EN2002 targets growth factors in such a way that may also make it suitable for the treatment of cancers. The

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[3] https://pubmed.ncbi.nlm.nih.gov/24965881/
[4] https://www.genengnews.com/insights/what-is-the-real-drug-development-cost-for-very-small-biotech-companies/

Company has raised almost $1,000,000 to date from its Founders, friends, and family. The purpose of Enosi's financing efforts is to expand and accelerate this work and to bring at least one of these two programs into clinical trials.

The Company's Products and/or Services

Enosi intends to merge knowledge about common disease pathways between cancer and autoimmune disease to create better medicines and improve patient outcomes through pharmaceutical treatments

Enosi's Highest Priority project is EN1001.

EN1001 is a targeted biologic for rheumatoid arthritis and acute inflammation (such as occurs during a SARS/Covid/Influenza infection), and other important applications mentioned below. Such pharmaceuticals are known as TNF inhibitors. The current, global TNF inhibitor drugs market was valued at USD $40.4 billion in 2018; estimated to expand at a compound annual growth rate ("CAGR") of 0.5%, due to increased autoimmune disease incidence and rise in consumer awareness. TNF inhibitors are currently used to treat autoimmune diseases such as rheumatoid arthritis, Psoriasis, Crohn's Disease, IBF, and cancer, among others. Enosi's ground-breaking, innovative technology platform and products will be highly-disruptive – and thus projected to win a significant share of this existing market and more importantly, will be able to extend anti-TNF therapy to additional indications. Early data indicates very promising applications for COVID-19 and other infectious diseases causing respiratory distress. Accumulating evidence also indicates several other, potential, unexplored markets for Enosi products to address such issues as Alzheimer's Disease and other cognitive dysfunction (Dementia, "Chemo Brain", etc.), Parkinson's' Disease, Endometriosis, Heart Disease, and transplant organ rejection, among others. Thus, the available markets for Enosi's breakthrough products/platform are projected to be very significant.

The Company is also actively working on another program (EN2001) and is planning to initiate some work on two other programs using funds from the current financing. These programs are summarized in the Table below.

The Company's Product Pipeline

Product / Service	Description	Current Market
EN1001 (Active research program)	TNFR1 antagonist for acute inflammation and autoimmune disease	The current (2020) market for drugs that treat autoimmune disease is between $40B and $50B annually. If successful, EN1001 will have a significant share of this market.[1]

EN2001 (Active research program)	Novel Mechanism of Action ("MOA") for Combination Therapy of Autoimmune Disease and Cancer	EN2001 is a targeted therapeutic that Enosi hopes will be useful in the treatment of a wide range of autoimmune diseases and cancers. The market for all similar drugs in cancer is about $60B in 2020. For autoimmune disease the total market is $40-50B annually. If EN2001 is successful it hopes to occupy a significant share of these markets.[1,2]
EN3001 (Future program)	TNFR2 antagonist to suppress regulatory T cells for the treatment of cancer and other hyper proliferative diseases.	EN3001 is a novel therapy that Enosi hopes will be useful in fibrotic diseases like Dupuytrens Contracture, Peyronie's Contracture, and pulmonary fibrosis. EN3001 may also be useful in cancer. The market for fibrotic diseases is greater than $1B/y in the US and is expected to grow rapidly.[2, 3]
EN4001 (Future program)	A Proprietary multi-specific drug delivery platform to easily create multi-targeted biologics.	EN4001 is a way to deliver multiple biologic drugs to a single target. It is difficult to estimate the possible value of this program due to its early stage.

Footnotes:
(1). https://www.grandviewresearch.com/press-release/global-tumor-necrosis-factor-tnf-inhibitor-drugs-market.
(2). https://www.thebusinessresearchcompany.com/report/cancer-biologics-global-market-report.
(3). https://www.medgadget.com/2020/10/idiopathic-pulmonary-fibrosis-market-to-2030-market-insights-epidemiology-data-and-forecast.html

Competition

The current, global TNF inhibitor drugs market was valued at USD $40 billion in 2018; estimated to expand at a CAGR of 0.5%, due to increased autoimmune disease incidence and rise in consumer awareness. TNF inhibitors are currently used to treat autoimmune diseases such as Rheumatoid Arthritis (RA), Psoriasis, Crohn's Disease, Inflammatory bowel disease (IBF), and cancer, among others. Enosi's ground-breaking, innovative technology platform and products may extend anti-TNF therapy to additional indications. An important new direction for a TNFR1specific inhibitor is cognitive dysfunction, as occurs after severe injury and with aging. Evidence to support this claim has been published in peer-reviewed journals, including one paper in the Proceedings of the National Academy and co-authored by Enosi cofounder Marc Feldmann. In these experiments, mice underwent a traumatic surgical procedure and during their recovery were found to be display memory loss. A TNF Blocker was administered to one group of mice before surgery and this group did not display cognitive deficit.4 In another study done at Dartmouth University and published in a peer-reviewed journal,5 Richard Chou and colleagues showed that rheumatoid arthritis patients treated with etanercept/Enbrel developed Alzheimer's Disease at less than half the frequency of control patients. There are no data regarding EN1001like molecules for cognitive dysfunction. However, Enosi will test whether a EN1001, which is specific for TNFR1, may be less immunosuppressive and thus more appropriate for an older population.

Market Competition in Rheumatoid Arthritis (RA)

A host of drugs are used/approved to treat rheumatoid arthritis, and other autoimmune disorders. These include small molecules and biologics. Pharmacological treatment options include those listed below, plus biosimilars which are entering the market. There has been nothing really new for about 20 years.

- NSAIDs: Corticosteroids, methotrexate, hydroxychloroquine, sulfasalazine, leflunomide
- Other Immunomodulatory and Cytotoxic agents: Azathioprine, cyclophosphamide, and cyclosporine A
- Tumor Necrosis Factor Inhibitors (TNFR1 + TNFR2): Etanercept, adalimumab, infliximab, plus others (including biosimilars) Interleukin 6 Inhibitors: Tocilizumab, sarilumab
- Cytokine Signaling Inhibition: JAK Kinase Inhibitors: Tofacitinib, upadacitinib
- Others
    - T-cell Costimulatory Blocking Agents—abatacept
    - B cell Depleting Agents—rituximab
    - Interleukin-1 (IL-1) Receptor Antagonist Therapy—Anakira

New Entrants?

Interleukin-17A antagonists: Ixekizumab has been approved by the Food and Drug Administration for treating adults with active psoriatic arthritis (PsA), Brodalumab was approved for moderate to severe plaque psoriasis.

Why is A TNFR1 SPECIFIC INHIBITOR a better choice?

Secretion of TNF is at the leading edge of the rheumatoid arthritis cytokine cascade/storm. Dr. Feldmann is leading clinical trials to show that TNF Blockade will decrease cytokine storm, thus preventing ventilator dependence, multiorgan damage and death in patients with severe acute respiratory syndrome, such as that resulting from COVID-19 and other SARS viruses. EN1001 is expected to be a big improvement over current TNF Blockers because they block both TNFR1 and TNFR2. The result of blocking TNFR2 is the worsened consequences to patients suffering from autoimmune disease and acute inflammation.

Supply Chain and Customer Base

The company is in the product development stage, partnering with independent research companies and universities. There are currently no supplier contracts or specific raw material contracts. The company is Pre-product and Pre-Revenue.

Intellectual Property

Patents

Application or Registration #	Title	Description	File Date	Grant Date	Country
PCT/US2020/018739	Antibodies and enononmers.	Describes antibodies and antibody derivatives that are potential new treatments for autoimmune disease and cancer	February 19, 2020	In process	USA

Application or Registration #	Title	Description	File Date	Grant Date	Country
PCT/US2020/018739	Antibodies and enononmers.	Describes antibodies and antibody derivative that are potential new treatments for autoimmune disease and cancer	February 19, 2020	In process	USA

Governmental/Regulatory Approval and Compliance

Manufacturers of drugs must comply with the applicable FDA good manufacturing practice regulations, which include production design controls, testing, quality control and quality assurance requirements as well as the corresponding maintenance of records and documentation. Compliance with current good manufacturing practices regulations is difficult and costly.

The process required by the FDA before a pharmaceutical product may be marketed in the United States generally includes the following: completion of preclinical laboratory tests, animal studies and formulation studies according to good laboratory practices ("GLPs") or other applicable regulations; submission to the FDA of an Investigational New Product Drug Application ("IND"), which must become effective before human clinical trials may begin in the United States; performance of adequate and well-controlled human clinical trials according to the FDA's current good clinical practices ("GCPs"), to establish the safety and efficacy of the proposed pharmaceutical product for its intended use; submission to the FDA of a New Drug Application ("NDA") or Biologic License Application ("BLA") for a new pharmaceutical product; satisfactory completion of an FDA inspection of the manufacturing facility or facilities where the pharmaceutical product is produced to assess compliance with the FDA's current Good Manufacturing Practices ("cGMP"), to assure that the facilities, methods and controls are adequate to preserve the pharmaceutical product's identity, strength, quality and purity; potential FDA audit of the preclinical and clinical trial sites that generated the data in support of the NDA/BLA; and FDA review and approval of the NDA/BLA.

The lengthy process of seeking required approvals and the continuing need for compliance with applicable statutes and regulations require the expenditure of substantial resources and approvals are inherently uncertain. Products for somatic cell therapy are derived from a variety of biologic sources, including directly harvested autologous, allogeneic, or cultured cell lines. Product safety requires that these sources be well characterized, uniform, and not contaminated with hazardous adventitious agents. Also, cells directly from humans pose additional product safety issues. Because of the complex nature of these products, a controlled, reproducible manufacturing process and facility are required and relied on to produce a uniform product. The degree of reliance on a controlled process varies depending on the nature of the product. Because complete chemical characterization of a biologic product is not feasible for quality control, the testing of the biologic potency receives particular attention and is costly. Before testing any compounds with potential therapeutic value in humans, the pharmaceutical product candidate enters the preclinical testing stage. Preclinical tests include laboratory evaluations of product chemistry, toxicity and formulation, as well as animal studies to assess the potential safety and activity of the pharmaceutical product candidate. The conduct of the preclinical tests must comply with federal regulations and requirements including GLPs.

The sponsor must submit the results of the preclinical tests, together with manufacturing information, analytical data, any available clinical data or literature and a proposed clinical protocol, to the FDA as part of the IND. The IND automatically becomes effective 30 days after receipt by the FDA unless the FDA places the IND on a clinical hold within that 30-day time period. In such a case, the IND sponsor and the FDA must resolve any outstanding concerns before the clinical trial can begin. The FDA may also impose clinical holds on a pharmaceutical product candidate at any time before or during clinical trials due to safety concerns or non-compliance. Accordingly, we cannot be certain that submission of an IND will result in the FDA allowing clinical trials to begin, or that, once begun, issues will not arise that suspend or terminate such clinical trial.

Clinical Trials

Clinical trials involve the administration of the pharmaceutical product candidate to healthy volunteers or patients under the supervision of qualified investigators, generally physicians not employed by the sponsor. Clinical trials are conducted under protocols detailing, among other things, the objectives of the clinical trial, dosing procedures, subject selection and exclusion criteria, and the parameters to be used to monitor subject safety. Each protocol must be submitted to the FDA if conducted under a U.S. IND. Clinical trials must be conducted in accordance with GCP requirements. Further, each clinical trial must be reviewed and approved by an institutional review board ("IRB") or ethics committee if conducted outside of the United States, at or servicing each institution at which the clinical trial will be conducted. An IRB or ethics committee is charged with protecting the welfare and rights of trial participants and considers such items as whether the risks to individuals participating in the clinical trials are minimized and are reasonable in relation to anticipated benefits. The IRB or ethics committee also approves the informed consent form that must be provided to each clinical trial subject or his or her legal representative and must monitor the clinical trial until completed.

The Company intends to use third-party clinical research organizations ("CROs") to administer and conduct its planned clinical trials and will rely upon such CROs, as well as medical institutions, clinical investigators and consultants, to conduct our trials in accordance with our clinical protocols and to play a significant role in the subsequent collection and analysis of data from these trials. The failure by any of such third parties to meet expected timelines, adhere to our protocols or meet regulatory standards could adversely impact the subject product development program.

Human clinical trials are typically conducted in three sequential phases that may overlap or be combined:

• Phase 1. The pharmaceutical product is usually introduced into healthy human subjects and tested for safety, dosage tolerance, absorption, metabolism, distribution and excretion. In the case of some products for severe or life-threatening diseases, such as cancer treatments, especially when the product may be too inherently toxic to ethically administer to healthy volunteers, the initial human testing is often conducted in patients.
• Phase 2. The pharmaceutical product is evaluated in a limited patient population to identify possible adverse effects and safety risks, to preliminarily evaluate the efficacy of the product for specific targeted diseases and to determine dosage tolerance, optimal dosage and dosing schedule.
• Phase 3. Clinical trials are undertaken to further evaluate dosage, clinical efficacy and safety in an expanded patient population at geographically dispersed clinical trial sites. These clinical trials are intended to establish the overall risk/benefit ratio of the product
 and provide an adequate basis for product labeling. Generally, two adequate and well-controlled Phase 3 clinical trials are required by the FDA for approval of an NDA/BLA or foreign authorities for approval of marketing applications.

Post-approval studies, or Phase 4 clinical trials, may be conducted after initial marketing approval. These studies are used to gain additional experience from the treatment of patients in the intended therapeutic indication and may be requested by the FDA as a condition of approval. Progress reports detailing the results of the clinical trials must be submitted at least annually to the FDA and written IND safety reports must be submitted to the FDA and the investigators for serious and unexpected adverse events or any finding from tests in laboratory animals that suggests a significant risk for human subjects.

It is possible Phase 1, Phase 2 and Phase 3 clinical trials will not be completed successfully within any specified period, or at all. The FDA or the sponsor or, if used, its data safety monitoring board may suspend a clinical trial at any time on various grounds, including a finding that the research subjects or patients are being exposed to an unacceptable health risk. Similarly, an IRB or ethics committee can suspend or terminate approval of a clinical trial at its institution if the clinical trial is not being conducted in accordance with the IRB's or ethics committee's requirements or if the pharmaceutical product has been associated with unexpected serious harm to patients.

Concurrent with clinical trials, companies usually complete additional animal studies and must also develop additional information about the chemistry and physical characteristics of the pharmaceutical product as well as finalize a process for manufacturing the product in commercial quantities in accordance with cGMP requirements. The manufacturing process must be capable of consistently producing quality batches of the pharmaceutical product candidate and, among other things, must develop methods for testing the identity, strength, quality and purity of the final pharmaceutical product. Additionally, appropriate packaging must be selected, tested and stability studies must be conducted to demonstrate that the pharmaceutical product candidate does not undergo unacceptable deterioration over its shelf life.

Litigation

There are no existing legal suits pending, or to the Company's knowledge, threatened, against the Company.

Other

The Company's principal address is 590 Pearl Street, Suite 311, Eugene, OR 97401

The Company has the following additional addresses: N/A

The Company conducts business in Oregon, California, Colorado, and the United Kingdom.

Because this Form C focuses primarily on information concerning the Company rather than the industry in which the Company operates, potential Purchasers may wish to conduct their own separate investigation of the Company's industry to obtain greater insight in assessing the Company's prospects.

USE OF PROCEEDS

Management of the Company intends to use a substantial portion of the net proceeds for general working capital and, once certain funding milestones are met, to move into full implementation to secure the final location where we will establish our lab, undertake setting it up and then immediately commence full blown research and development activities. The Company plans to continue to acquire industry leading experts in the fields of regenerative medicine, biomedical engineering, and other relevant and related fields to join its existing science team and further enhance its efforts. The Company will also likely reach out to strategic partners for alliances to further strengthen its positions.

The short-term goal for Enosi is to complete pre-clinical and clinical hurdles in the most efficient way possible. To achieve the next phase of the Enosi Business Plan, Enosi expects to spend approximately five million dollars to complete the following:
- General and Administration operations.
- Aggressive IP effort
- Hire limited technical staff, including a project manager, to coordinate CRO and partner projects.
- Initiate synthesis, in vitro and in vivo proof of concept for EN1001 and EN2001, followed by other programs.
- Once additional favorable data is achieved, to explore collaboration with a biotech or pharma partner to help fund further development of our programs.

The Company will also be pursuing ongoing financing to support drug discovery and development programs.

In our opinion, the proceeds from this Offering may not satisfy our cash requirements indefinitely, so we anticipate that it will be necessary to raise additional funds to implement the plan of operations as it evolves over time. During that time frame, we may not be able to satisfy our cash requirements through sales and the proceeds from this Offering alone, and therefore we anticipate that we will need to attempt to raise additional capital through the sale of additional securities in additional offerings, or through other methods of obtaining financing such as through loans or other types of debt. We cannot assure that we will have sufficient capital to finance our growth and business operations or that such capital will be available on terms that are favorable to us or at all. We are currently incurring operating deficits that are expected to continue for the foreseeable future.

The following table lists the use of proceeds of the Offering if the Minimum Amount and Maximum Amount are raised.

Use of Proceeds	% of Minimum Proceeds Raised	Amount if Minimum Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
Intermediary Fees	7.00%	$7,000	7.00%	$74,900
Estimated Attorney Fees	1.00%	$1,000	0.09%	$1,000
Estimated Accountant/Auditor Fees	0.00%	$0	1.40%	$15,000
Research and Development	75.00%	$75,000	32.71%	$350,000
Future Wages	10.00%	$10,000	7.01%	$75,000
Accrued Wages	0.00%	$0	2.34%	$25,000
Accrued expenses of managers, officers, directors or employees	0.00%	$0	1.40%	$15,000
Repayment of Debt	0.00%	$0	4.67%	$50,000
General Working Capital	7.00%	$7,000	43.37%	$464,100
Total	**100.00%**	**$100,000**	**100.00%**	**$1,070,000**

The Use of Proceeds chart is not inclusive of fees paid for use of the Form C generation system, payments to financial and legal service providers, and escrow related fees, all of which were incurred in preparation of the campaign and are due in advance of the closing of the campaign.
The Company does have discretion to alter the use of proceeds as set forth above. The Company may alter the use of proceeds under the following circumstances: Research and development opportunities, future fundraising and to support SEC 1-A (Reg A) filing.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

James Woody

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Executive Chairman and Director, 2020-Current

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Enosi Life Sciences, Chairman 2020-Present
180 Life Sciences, Chairman, CEO, Board Member 2020-Present
Viracta, Director and Chairman of the Board, 2015-2020
MaraBio Systems Inc., Interim CEO, 2017-Present

James N. Woody ("Jim") brings more than 25 years of pharmaceutical research and management experience to Enosi. In addition to his duties as a consultant to Latterrell Venture Partners, where he has served as a General Partner for 14 years, Jim is currently CEO of 180 Life Sciences, (ATNF) a company utilizing anti TNF therapies for inflammation, fibrosis and pain. He also serves as Interim CEO of MaraBio, an autism diagnostic company. He was Founder and former Chairman of Viracta Therapeutics, a company focusing on unique therapies for virally induced cancers which became public through a reverse merger, he now serves as a Board observer. He was the founding CEO of OncoMed Pharmaceuticals, a cancer therapeutic antibody company. He was the Board member for both ForteBio, and Protein Simple, both successfully acquired. Jim was formerly President and general manager of Roche Bioscience (former Syntex) in Palo Alto, CA. Previously, Jim served as Chief Scientific Officer and Senior Vice President of R&D for Centocor. While at Centocor, Jim's team developed the blockbuster drug Remicade. Jim served as Chairman of the Silicon Valley Leadership Group representing over 120 Silicon Valley Companies and, is a board member of the Lucile Packard Children's Hospital (Stanford).

Jim served as a Navy Medical Officer, and was Head of the Navy Transplant Research Program. With his colleagues and with both Navy and Congressional support, he founded the National Marrow Donor Program. He was promoted to Commanding Officer and Director, US Naval Medical Research and Development Command in Bethesda Maryland. He was responsible for the surveillance, detection and therapy for all Biologic Warfare Agents and Infectious Diseases in the first Gulf War and was awarded the Marine Corps/US Navy Legion of Merit for his service.

Education

Jim holds an M.D. from Loma Linda University, trained in Pediatric Immunology at Duke University and Children's Hospital in Boston (Harvard), and holds a Ph.D. in Immunology from the University of London, England. He was Professor of Pediatrics and Microbiology at Georgetown University School of Medicine 1982-1996. He has authored or co-authored over 140 publications.

Name

Marc Feldmann

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Co-Founder and Executive Chairman 2020-Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Enosi Life Sciences Corp., 2020-Present
180 Life Sciences, Director, 2018-Presen
Kennedy Institute of Rheumatology (Oxford University, UK), Professor 2011-Present

Sir Marc Feldmann is a preeminent immunologist, and an Emeritus Professor at the University of Oxford. With Sir Ravinder Maini, he identified TNF as a target. They successfully led trials of Infliximab (Remicade), and prompted J&J's $4.9B USD acquisition of Centocor. Remicade sales exceeded $50B USD globally. Professor Sir Marc Feldmann is a Fellow of the Royal Society, of Australian Academy, and a Foreign Member of the US National Academy of Sciences. He was knighted in 2010 and received the Australian equivalent. He has received many accolades including the Albert Lasker Award, the Crafoord Prize, the Canada Gairdner Award, the Paul Janssen Award, and the Ernst Schering Award.

Education

After graduating with an MBBS degree from the University of Melbourne in 1967, he earned a Ph.D. in Immunology at the Walter and Eliza Hall Institute of Medical Research in 1972 with Sir Gustav Nossal. He moved to London in the 1970s, working first with Avrion Mitchison at the Imperial Cancer Research Fund's Tumour Immunology Unit; in 1985 he moved to the Charing Cross Sunley Research Centre and the Kennedy Institute of Rheumatology (which joined with the Faculty of Medicine at Imperial College in 2000; in August 2011 the Institute transferred to the University of Oxford.

Name

H. Michael Shepard

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Co-Founder, President, and Chief Scientific Officer, Director, 2020-Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Dr. H. Michael Shepard is a global, leading authority on cancer research and therapeutics. He is best known for his invention of "Herceptin"/Trastuzumab, which has remained one of the most profitable platforms for Roche (>$7B USD). Dr. Shepard is a highly-experienced and respected leader with many successful ventures in this field - working at Genentech (sold to Roche - $46.8 B USD), Canji, Inc. (bought by Schering-Plough), and Halozyme (now valued at $2.6B USD). He is widely acknowledged as a biomarker pioneer and recognized worldwide. Dr. Shepard received the 2019 Albert Lasker Award and the Warren Alpert Prize, among many other professional accolades.

Biooncology Consultants LLC, 2016-Present
Enosi Life Sciences, 2020-Present

Education

Shepard earned his Bachelor of Science (Zoology) from the University of California, Davis. His PhD is from Indiana University, Bloomington in Molecular, Cellular and Developmental Biology with George Malacinski and Rudolf Raff. Shepard received a Damon-Runyon Postdoctoral Fellowship for three years with Barry Polisky and subsequently joined the biotechnology world at Genentech in in 1980.

Officers of the Company

The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Fiona McCann

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Research Director, 2020-Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Since March 2015, she has been group leader for the ULTRA-DD consortium (IMI funded research initiative) at the KIR in collaboration with the Structural Genomics Consortium, which aims to study epigenetic modifications in both Dupuytren's disease (with Prof. Jagdeep Nanchahal) and Spondyloarthritis patients (with Prof. Paul Bowness). Since 2018 she has been Scientific Director at 180 Life Sciences.

Education

Having gained a PhD in Biochemistry in 2001 from the University of Kent, Fiona joined Imperial College London as a postdoc working with Prof. Dan Davis studying the spatiotemporal localization of proteins at the human Natural Killer immune synapse to determine functional outcomes of NK cell surveillance. She then joined Dr. Richard Williams' lab at the Kennedy Institute in 2006 to study translational immunology using experimental models of rheumatoid arthritis. Specifically, she was the first to identify novel immunoregulatory functions of TNFR2 expressing regulatory T cells in murine arthritis. In 2012, she was appointed to the role of project leader for the Novo Nordisk-KIR clinical research satellite, working on target validation and mechanism of action studies in rheumatoid arthritis. Since March 2015, she has been group leader for the ULTRA-DD consortium (IMI funded research initiative) at the KIR in collaboration with the Structural Genomics Consortium, which aims to study epigenetic modifications in both Dupuytren's disease (with Prof. Jagdeep Nanchahal) and Spondyloarthritis patients (with Prof. Paul Bowness).

Name

Knox Bell

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Corporate Counsel

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Senior Counsel, DLA Piper LLP, 1968 to present.

Education

J.D., University of California, Los Angeles 1968
B.S., University of California at Davis 1965, Economics

Name

Jeff Huitt

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Chief Financial Officer 2021-Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Jeff has more than 20 years' experience driving the financial function at start-ups and public companies. Experience includes Orion Consulting, where Jeff spent the last nine years as Principal and Consultant providing financial operations and funding support for start-up companies. Prior to Orion Consulting, Huitt acted as CFO at XsunX, Inc., Parking Stripes Advertising, Diamondback Tactical, iSherpa Capital and AirCover Network Solutions. He holds an MBA in Management from the University of Denver and is a Certified Public Accountant (CPA) in Colorado.

Education

University of Denver, BS Accounting 1983 University of Denver, MBA 1985

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has four employees including Shepard, Huitt, McCann and Tom Becker (Investor Relations Consultant) in Colorado, Oregon, Nevada, and the United Kingdom.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Common Shares - Par $0.001 Common Stock

Amount outstanding	2,010,277 shares; options granted for 162,500 shares, with 337,500 shares reserved but unissued.
Voting Rights	Voting Common – one vote per share
Anti-Dilution Rights	None
How this Security may limit, dilute or qualify the Shares issued pursuant to Regulation CF	The shares being offered in the Regulation CF offering are of the same class; dilution will be pro rata based on number of shares sold to total issued and outstanding.
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	100%

The Company has the following debt outstanding:

Type of debt	None as of July 19, 2021
Name of creditor	
Amount outstanding	$0.00
Interest rate and payment schedule	
Amortization schedule	
Describe any collateral or security	
Maturity date	
Other material terms	

Type of debt	As of September 30, 2020, there were outstanding Convertible Notes Payable that have been converted into Common Shares
Name of creditor	Bridge Loan Lenders (Listed Below)
Amount outstanding	$736,901.00 as of September 30, 2020 with $0.00 remaining balance as of July 19, 2021
Interest rate and payment schedule	10%
Amortization schedule	
Describe any collateral or security	
Maturity date	
Other material terms	Leggitt, $35,000; Feldmann, $528,401; Shepard, $140,500; ; Bauer, $16,500; Cambridge Capital Ltd, $16,490.

Valuation

Based on the Offering price of the Securities, the pre-Offering value ascribed to the Company is $25,102,770.

Before making an investment decision, you should carefully consider this valuation and the factors used to reach such valuation. Such valuation may not be accurate, and you are encouraged to determine your own independent value of the Company prior to investing.

Ownership

All ownership in the Company is held in common stock. More than half of the company is owned by two entities: Biooncology Consultants LLC and Professor Sir Marc Feldmann.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned Prior to Offering
Biooncology Consultants LLC	37.71%
Prof Sir Marc Feldmann	38.29%

Following the Offering, the Purchasers will own 0.45% of the Company if the Minimum Amount is raised and 4.58% if the Maximum Amount is raised on a fully diluted basis.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

The Company has been supported by founders, friends, and family with an initial investment of $800,000. This has funded initial intellectual property, staffing, planning, and fundraising activities. The Reg D Offering (described above) and this offering are planned to accelerate research and development to achieve the next technical milestones to attract research partners and next rounds of financing.

The Company is not expecting to be profitable during the next year which is consistent with bio-science development companies.

Liquidity and Capital Resources

The proceeds allow the company to accelerate research to reach the next development milestones to attract development partners and additional investment.

The Company has the following sources of capital in addition to the proceeds from the Offering: Reg D Offering described above.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Material Changes and Other Information

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment.   Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering up to 107,000 of Shares of Common Stock for up to $1,070,000.00. The Company is attempting to raise a minimum amount of $100,000.00 in this Offering (the "Minimum Amount"). The Company must receive commitments from investors in an amount totaling the Minimum Amount by that date which is one (1) year after the commencement of this Offering (the "Offering Deadline") in order to receive any funds. If the sum of the investment commitments does not equal or exceed the Minimum Amount by the Offering Deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned to potential investors without interest or deductions. The Company has the right to extend the Offering Deadline at its discretion. The Company will accept investments in excess of the Minimum Amount up to $1,070,000.00 (the "Maximum Amount") and the additional Securities will be allocated on a first-come, first-served basis.

The price of the Securities does not necessarily bear any relationship to the asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities.

In order to purchase the Securities you must make a commitment to purchase by completing the Subscription Agreement. Purchaser funds will be held in escrow with North Capital Financial Services until the Minimum Amount of investments is reached. Purchasers may cancel an investment commitment until 48 hours prior to the Offering Deadline or the Closing, whichever comes first using the cancellation mechanism provided by the Intermediary. The Company will notify Purchasers when the Minimum Amount has been reached. If the Company reaches the Minimum Amount prior to the Offering Deadline, it may close the Offering at least five (5) days after reaching the Minimum Amount and providing notice to the Purchasers. If any material change (other than reaching the Minimum Amount) occurs related to the Offering prior to the Offering

Deadline, the Company will provide notice to Purchasers and receive reconfirmations from Purchasers who have already made commitments. If a Purchaser does not reconfirm his or her investment commitment after a material change is made to the terms of the Offering, the Purchaser's investment commitment will be cancelled, and the committed funds will be returned without interest or deductions. If a Purchaser does not cancel an investment commitment before the Minimum Amount is reached, the funds will be released to the Company upon closing of the Offering and the Purchaser, will receive the Securities in exchange for his or her investment. Any Purchaser funds received after the initial closing will be released to the Company upon a subsequent closing and the Purchaser will receive Securities via Electronic Certificate/PDF in exchange for his or her investment as soon as practicable thereafter.

In the event that $100,000 in investments is committed and received by the Escrow Agent and more than thirty (30) days remain before the Offering Deadline, the Company may conduct the first of multiple closings of the Offering (an "Intermediate Close"), provided all investors receive notice that an Intermediate Close will occur and funds will be released to the Company, at least five (5) business days prior to the Intermediate Close (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Investors who committed on or before such notice will have until 48 hours before the Intermediate Close to cancel their investment commitment. In the event the Company does conduct the first of multiple closes, the Company agrees to only withdraw $100,000 from escrow and will only conduct the Intermediate Close if more than thirty (30) days remain before the Offering Deadline.

Subscription Agreements are not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective Purchaser's funds will be returned without interest or deduction.

The price of the Securities was determined arbitrarily. The minimum amount that a Purchaser may invest in the Offering is $500.00.

The Offering is being made through Fundivations, Inc., dba Title3Funds, the Intermediary.   The following two fields below sets forth the compensation being paid in connection with the Offering.

Commission/Fees

7.0% of the dollar amount received from investors from the proceeds of this Offering.

Stock, Warrants and Other Compensation

That number of shares of Common Stock equal to 2% of the number of shares issued to investors pursuant to this Offering.

Transfer Agent and Registrar

The transfer agent and registrar for the Securities is DLA Piper LLP.

The Securities

We request that you please review our organizational documents in conjunction with the following summary information.

Authorized Capitalization

At the initial closing of this Offering (if the minimum amount is sold), our authorized capital stock will consist of (i) 100,000,000 shares of common stock, par value $0.001 per share, of which 2,010,277 common shares will be issued and outstanding, and options granted for 162,500 shares, with 337,500 shares reserved and unissued.

Voting and Other Rights

Holders of basic common stock have one vote per share and may vote to elect the board of directors and on matters of corporate policy. Although shareholders have a vote, given the concentration of ownership by the founders and management, your vote will not in all likelihood have a meaningful impact on corporate matters. Common shareholders are entitled to receive dividends at the election of the board and are subordinated to creditors with respect to rights to distributions in a liquidation scenario. In the event of liquidation, common shareholders have rights to a company's assets only after creditors (including noteholders, if any) and   preferred shareholders and have been paid in full in accordance with the terms of their instruments.

Dividend Rights

Holders of common stock will share equally in any dividend declared by our board of directors, if any, subject to the rights of the holders of any outstanding preferred stock.

The Company does not intend to issue dividends in the future.

Liquidation Rights

In the event of any voluntary or involuntary liquidation, dissolution or winding up of our affairs, holders of common stock would be entitled to share ratably in the Company's assets that are legally available for distribution to shareholders after payment of liabilities. If the Company has any preferred stock outstanding at such time, holders of the preferred stock may be entitled to distribution and/or liquidation preferences. In either such case, we must pay the applicable distribution to the holders of our preferred stock before we may pay distributions to the holders of common stock.

Other Rights

Other than as set forth in any shareholder's agreements and as described elsewhere herein, the Company's shareholders have no preemptive or other rights to subscribe for additional shares. All holders of our common stock are entitled to share equally on a share-for-share basis in any assets available for distribution to common shareholders upon our liquidation, dissolution or winding up. All outstanding shares are, and all shares sold in the Offering will be, when sold, validly issued, fully paid and non-assessable.

Voting and Control

The Securities have the following voting rights: one vote per share of common stock.

The Company does not have any voting agreements in place.

The Company does not have any shareholder agreements in place.

Anti-Dilution Rights

The Securities do not have anti-dilution rights.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a family member of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

Other Material Terms

The Company does not have the right to repurchase the Shares of Common Stock.

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH HIS OR HER OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO INSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS

TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

POTENTIAL INVESTORS WHO ARE NOT UNITED STATES RESIDENTS ARE URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE UNITED STATES FEDERAL INCOME TAX IMPLICATIONS OF ANY INVESTMENT IN THE COMPANY, AS WELL AS THE TAXATION OF SUCH INVESTMENT BY THEIR COUNTRY OF RESIDENCE. FURTHERMORE, IT SHOULD BE ANTICIPATED THAT DISTRIBUTIONS FROM THE COMPANY TO SUCH FOREIGN INVESTORS MAY BE SUBJECT TO UNITED STATES WITHHOLDING TAX.

EACH POTENTIAL INVESTOR SHOULD CONSULT HIS OR HER OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has the following transactions with related persons:

Intellectual Property

Related Person/Entity	Dr. H. Michael Shepard
Relationship to the Company	President, Founder and Member of the Board of Directors
Total amount of money involved	$1,177,000 $258,048.00
Benefits or compensation received by related person	$1,177,000 in 577,500 shares of Company stock and a Note Payable for $258,000.
Benefits or compensation received by Company	The intellectual property on which to base the Company's initial product development.

Description of the transaction	On August 28, 2019, the Company acquired from its President, Dr. H. Michael Shepard, some intellectual property (the "IP") for the treatment of inflammatory and autoimmune diseases, as well as some types of cancers, for which a provisional patent entitled "Antibodies and Enonomers" had been filed with the U.S. Patent and Trademark Office on February 21, 2019. The Company relied in part on an independent formal valuation obtained by the Company to determine the value of the IP. The hybrid market/benchmark approach yielded a valuation of $1,177,000, for which the Company issued as consideration 577,500 shares common stock and a $258,000 note payable. In January of 2020, a market participant placed a value on the Company of $1.82 per common stock via an arm's length security transaction. Using a discount period of 0.34 and a discount factor of 0.87, based on a weighted average cost of capital of 48.7%, a per common stock value of $1.59 was calculated as of the date of the IP acquisition.

Conflicts of Interest

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

OTHER INFORMATION

NA

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

[Remainder of Page Intentionally Blank]

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/James Woody
_____
(Signature)

James Woody
_____
(Name)

Executive Director
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/H. Michael Shepard
_____
(Signature)

H. Michael Shepard
_____
(Name)

Co-Founder, President, and Chief Scientific Officer, Director
_____
(Title)

_____
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

I, H. Michael Shepard, being the founder of Enosi Life Sciences Corp., a Corporation (the "Company"), hereby certify as of this that:
(i) the accompanying unaudited financial statements of the Company, which comprise the balance sheet as of December 31, 2020 and the related statements of income (deficit), stockholder's equity and cash flows for the year ended December 31, 2020, and the related noted to said financial statements (collectively, the "Company Financial Statements"), are true and complete in all material respects; and
(ii) while the Company has not yet filed tax returns for the year ending December 31, 2020, any tax return information in the Financial Statements reflects accurately the information that would be reported in such tax returns.

/s/H. Michael Shepard
_____
(Signature)

H. Michael Shepard
_____
(Name)

Co-Founder, President, and Chief Scientific Officer, Director
_____
(Title)

_____
(Date)

EXHIBITS

Exhibit A   Financial Statements

Exhibit B   Presentation Materials

EXHIBIT A
Financial Statements

ENOSI LIFE SCIENCES CORPORATION
CONSOLIDATED BALANCE SHEETS
As of September 30, 2020 and December 31, 2019
(Unaudited)

ASSETS	2020	2019
Current assets:		
Cash and cash equivalents	$ 261,189	$ 578
Prepaid expenses	-	10,396
Total current assets	261,189	10,974
Non-current assets:		
Deferring offering costs	5,000	-
Intangible assets, net	1,140,811	1,177,000
Total non-current assets	1,145,811	1,177,000
Total assets	$ 1,407,000	$ 1,187,974

LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 117,076	$ 68
Accrued and other liabilities	203,572	-
Due to related party	-	416
Accrued interest	5,334	5,146
Accrued interest - related party	28,817	2,855
Convertible notes payable - related party	291,500	107,500
Convertible notes payable	100,000	-
Notes payable - related party	445,401	50,000
Notes payable	-	153,970
Total current liabilities	1,191,700	319,955
Long-term liabilities:		
Notes payable - related party	-	45,401
Total liabilities	1,191,700	365,356
Common Stock; *no par value; 100,000,000 shares* authorized; 2,750,000 and 2,667,500 issued and outstanding at September 30, 2020 and December 31, 2019, respectively	1,400,105	1,240,989
Additional paid-in capital	17,749	-
Accumulated deficit	(1,192,006)	(407,942)
Accumulated other comprehensive loss	(10,548)	(10,429)
Total stockholders' equity	215,300	822,618

Total liabilities and stockholders' equity		$ 1,407,000		$ 1,187,974	

The accompanying notes are an integral
part of these unaudited consolidated financial statements.

ENOSI LIFE SCIENCES CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
For the three and nine months ended
September 30, 2020 and 2019
(Unaudited)

	3 Months Ended September 30, 2020	3 Months Ended September 30, 2019	9 Months Ended September 30, 2020	9 Months Ended September 30, 2019
Operating expenses:				
Amortization expense	$ (14,713)	$ -	$ (36,189)	$ -
General and administrative	(260,346)	(356,420)	(645,626)	(366,842)
Research and development	(985)	-	(70,985)	-
Total operating expenses	(276,044)	(356,420)	(752,800)	(366,842)
Net loss from operations	(276,044)	(356,420)	(752,800)	(366,842)
Other income (expense):				
Interest expense, net	(18,224)	(1,716)	(31,264)	(2,756)
Net loss before income taxes	(294,268)	(358,136)	(784,064)	(369,598)
Income tax expense	-	-	-	-
Net loss	$ (294,268)	$ (358,136)	$ (784,064)	$ (369,598)
Other Comprehensive Loss				
Foreign currency translation adjustment	-	(6,922)	(119)	(6,953)
Total Comprehensive Loss	$ (294,268)	$ (365,058)	$ (784,183)	$ (376,551)
Net Loss per Share: Basic and Diluted	$ (0.11)	$ (0.39)	$ (0.29)	$ (1.20)
Weighted Average Number of Shares Outstanding:				
Basic and Diluted	2,750,000	927,826	2,746,086	312,674

The accompanying notes are an integral
part of these unaudited consolidated financial statements.

ENOSI LIFE SCIENCES CORPORATION
CCONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
For the nine months ended September 30, 2020 and 2019
(Unaudited)

	Common Stock (1)		Additional Paid-in Capital	Accumulated Other Comprehensive Loss	Accumulated Deficit	Total Stockholders' Equity
	Shares	Amount				
Balance, December 31, 2019	2,667,500	$1,240,989	$ -	$(10,429)	$ (407,942)	$ 822,618
Shares issued for conversion of note payable and accrued interest	82,500	159,116	-	-	-	159,116
Stock-based compensation	-	-	17,749	-	-	17,749
Other comprehensive loss	-	-	-	(119)	-	(119)
Net loss	-	-	-	-	(784,064)	(784,064)
Balance, September 30, 2020	2,750,000	$1,400,105	$17,749	$(10,548)	$(1,192,006)	$ 215,300
Balance, December 31, 2018	-	$ -	$ -	$ 49	$ (10,636)	$ (10,587)
Shares issued for purchase of intellectual property	577,500	919,000	-	-	-	919,000
Shares issued for services	2,090,000	321,989	-	-	-	321,989
Other comprehensive loss	-	-	-	(6,953)	-	(6,953)
Net loss	-	-	-	-	(369,598)	(369,598)
Balance, September 30, 2019	2,667,500	$1,240,989	$ -	$ (6,904)	$ (380,234)	$ 853,851

(1) Common stock amounts retroactively reflect a 1:10 reverse stock split that occurred in July 2020.

The accompanying notes are an integral
part of these unaudited consolidated financial statements.

ENOSI LIFE SCIENCES CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the nine months ended September 30, 2020 and 2019
(Unaudited)

	September 30, 2020	September 30, 2019
Cash flows from operating activities:		
Net loss	$ (784,064)	$ (369,598)
Adjustments to reconcile net loss to net cash used in operating activities:		
Stock-based compensation	17,749	321,989
Amortization expense	36,189	-
Change in operating assets and liabilities:		
Prepaid expenses	10,396	4,884
Accounts payable	117,008	(2,246)
Accrued and other liabilities	203,572	-
Due to related party	(416)	(35)
Accrued interest	5,334	1,242
Accrued interest - related party	25,962	1,578
Net cash used in operating activities	(368,270)	(42,186)
Cash flows from investing activities:	-	-
Cash flows from financing activities:		
Payment of deferred offering costs	(5,000)	-
Proceeds from convertible notes payable	100,000	151,040
Proceeds from convertible notes payable - related party	184,000	-
Proceeds from notes payable - related party	400,000	-
Repayment of notes payable - related party	(50,000)	(100,000)
Net cash provided by financing activities	629,000	51,040

Effect of exchange rate changes on cash			(119)		(7,453)
Net increase in cash			260,611		1,401
Cash and cash equivalents, beginning of period			578		404
Cash and cash equivalents, end of period		$	261,189		1,805
Supplemental Cash Flow Information:					
Cash paid for interest		$	-	$	-
Cash paid for income taxes		$	-	$	-
Non-cash Investing and Financing Activities:					
Common stock issued for purchase of intellectual property		$	-	$	919,000
Notes payable issued for purchase of intellectual property		$	-	$	258,000
Common stock issued for conversion of note payable		$	153,970	$	-
Common stock issued for conversion of accrued interest		$	5,146	$	-

The accompanying notes are an integral
part of these unaudited consolidated financial statements.

NOTE 1 – GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Nature of Business – Enosi Life Sciences Corp. ("Enosi" or the "Company") is engaged in the development of breakthrough biologics that are intended to have lower toxicity than traditional therapeutics - resulting in novel treatments for autoimmune disease, cancer, and acute inflammation, however, determinations of efficacy are solely within the authority of the FDA. Enosi is in a unique position to approach this broad range of disease indications because of the proven expertise of its founders, Professor Sir Marc Feldmann and Dr. H. Michael Shepard, who have discovered entire drug classes. These acknowledged experts in autoimmune disease and cancer, respectively, are combining their knowledge of inflammation and cancer to conceive and implement novel approaches to treating disease.

Enosi's drug development pipeline plans to exploit the TNF (Tumor Necrosis Factor) Receptor family (responsible for autoimmune diseases and acute inflammation) and the EGF (Epidermal Growth Factor) Receptor family (responsible for autoimmune diseases and cancer). The Company's intellectual property consists of two filed patents,which cover its novel approach to therapeutics discovery, chemical structures, and methods of use.

Enosi intends to invest resources to successfully complete the clinical programs that are underway, discover new drug candidates, and develop new molecules to build up on its existing pipeline to address unmet clinical needs. For each new product candidate, a developmental phase is necessary to individually customize each clinical program and to create a robust procedure that can later be implemented in a GMP (Good Manufacturing Practice) Environment to ensure the production of clinical batches. Enosi may rely on third-party CMOs (Contract Manufacturing Organizations) and other third parties for the manufacturing and processing of its product candidates in the future. Enosi does not currently have any revenues and its clinical programs are in their early stages. The Company may choose to monetize its IP assets by (i) developing, marketing and selling drugs to market directly, (ii) licensing agreements, (iii) sale of certain IP assets or (iv) any combination of (i), (ii) and (iii).

Enosi was initially incorporated as a British Columbia Corporation on August 16, 2018 under the name Enosi Pharmaceuticals Corp. In December 2019, the Company changed its name to Enosi Life Sciences Corp. and in January 2020 the Company re-domiciled to the United States of America and is now recognized as a Delaware Corporation.

In February of 2020, the Company incorporated a wholly owned UK subsidiary called Enosi Life Sciences Ltd. The subsidiary is currently non-operating and was incorporated to allow the company to take advantage of the opportunities to conduct clinical trials in the UK in the future.

Basis of Accounting and Consolidation – The accounts of the Company are maintained on the accrual basis of accounting as determined using accounting principles generally accepted in the United States of America ("U.S. GAAP"). The financial statements include the Company and its wholly-owned subsidiary. All intercompany accounts have been eliminated in consolidation.

Foreign Currency - The functional currency of the Company during the nine months ended September 30, 2020 and the fiscal year ending 2019 is the U.S. Dollar and Canadian Dollar, respectively. In accordance with ASC 830, "Translation of Financial Statements," foreign currency denominated assets and liabilities are translated into U.S. dollars ("USD") using the exchange rates in effect at the September 30, 2020 and December 31, 2019 balance sheet dates of 0.7506 and 0.76985, respectively. Results of operations and cash flows are translated into USD using the average exchange rate throughout the nine months ended September 30, 2019 of 0.7524. No translation was necessary for results of operation and cash flows for 2020 as the functional currency of the Company during the nine months ended September 30, 2020 is the U.S. dollar. The effect of exchange rate fluctuations on translation of assets and liabilities is included as a component of stockholders' equity in accumulated other comprehensive loss. Gains and losses from foreign currency transactions, which are included in other income and expense, have not been significant. All amounts reported in these financial statements and notes thereto are in USD.

Use of Estimates – The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

Income Taxes - Since the Company was incorporated in British Columbia, Canada, in 2018 and re-domiciled to Delaware in January 2020, the Company was not subject to US tax law during the nine months ended September 30, 2019 and had no tax asset or obligation under Canadian tax law. For financial reporting purposes, for 2020 and thereafter, the Company has elected to use the asset and liability method. Under that method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or be settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is provided when it is more likely than not that some portion of the gross deferred tax asset will not be realized. The Company records interest and penalties related to income taxes as a component of provision for income taxes. The Company did not recognize any interest and penalty expense for the nine months ended September 30, 2020 or 2019.

Fair Value of Financial Instruments – The Company follows ASC 820, "Fair Value Measurements." The carrying amounts of cash and equivalents, prepaid expenses accounts payable, accrued liabilities, and notes payable approximate fair value because of the short maturity of these instruments. The carrying amounts of long-term payables approximate fair value as these instruments are charged interest based on the prevailing rates.

Cash and Equivalents – Cash and equivalents include cash on hand, demand deposits, and short-term investments with original maturities of three months or less. The Company has no cash equivalents at September 30, 2020 or December 31, 2019.

Net Loss per Common Share - The Company computes earnings (loss) per share in accordance with ASC 260, "Earnings per Share." Net loss per common share is computed by dividing net loss by the weighted average number of shares of common stock outstanding during the year. Diluted earnings per share, if presented, would include the dilution that would occur upon the exercise or conversion of all potentially dilutive securities into common stock, unless anti-dilutive. At September 30, 2020 and December 30, 2019, the Company had the following potentially-dilutive securities outstanding, which were anti-dilutive due to net losses:

	September 30, 2020	December 31, 2019
Potentially Dilutive Securities		
Convertible Notes Payable (Notes 3 and 8)	2,175,000	671,875
Stock Options (Note 6)	162,500	-
Total Potentially Dilutive Securities	2,337,500	671,875

Stock-Based Compensation - The Company measures the cost of services received from employees and non-employees in exchange for an award of equity instruments based on the fair value of the award on the grant date in accordance with ASC 718, "Compensation - Stock Compensation." Stock-based compensation expense is recorded by the Company in the same expense classifications in the statements of operations, as if such amounts were paid in cash. The Company recognized $ 17,749 of stock-based compensation expense for the nine months ended September 30, 2020 for the issuance of stock options to certain officers and directors of the Company. The Company recognized $321,989 of stock-based compensation expense for the nine months ended September 30, 2019 for the issuance of common stock to employees and non-related parties for services (NOTE 5).

Deferred Offering Costs – The Company complies with the requirements of ASC 340-10-S99-1 with regards to offering costs. Prior to the completion of an offering, offering costs are capitalized. The deferred offering costs are charged to stockholders' equity upon the completion of an offering or to expense if the offering is not completed.

Recent Accounting Pronouncements- There were various updates recently issued, most of which represented technical corrections to the accounting literature or application to specific industries and are not expected to a have a material impact on the Company's financial position, results of operations or cash flows.

Intangible Assets- The Company accounts for intangible assets in accordance with ASC 350 "Intangibles-Goodwill and Other."ASC 350 requires that goodwill and other intangibles with indefinite lives be tested for impairment annually or on an interim basis if events or circumstances indicate that the fair value of an asset has decreased below its carrying value. In addition, ASC 350 requires that intangible assets with defined useful lives subject to amortization shall be amortized to expense over the course of their useful lives, and reviewed periodically for additional impairment. An impairment loss is recognized for definite-lived intangible assets if the carrying amount exceeds its fair value and is not recoverable. Significant judgment is required to estimate the fair value of intangible assets, which includes estimating future cash flows, determining appropriate discount rates, and other assumptions. Changes in these estimates and assumptions or the occurrence of one or more triggering events in future periods could cause the actual results or outcomes to materially differ from such estimates and could also affect the determination of fair value and/or impairment at future reporting dates.

On August 28, 2019, the Company acquired from its President, Dr. H. Michael Shepard, some intellectual property (the "IP") (NOTE 2) for the treatment of inflammatory and autoimmune diseases, as well as some types of cancers, for which a provisional patent entitled "Antibodies and Enonomers" had been filed with the U.S. Patent and Trademark Office on February 21, 2019. The Company relied in part on an independent formal valuation obtained by the Company to determine the value of the IP. The hybrid market/benchmark approach yielded a valuation of $1,177,000, for which the Company issued as consideration 577,500 shares common stock (NOTE 5) and a $258,000 note payable (NOTE 3). In January of 2020, a market participant placed a value on the Company of $1.82 per common stock via an arm's length security transaction. Using a discount period of 0.34 and a discount factor of 0.87, based on a weighted average cost of capital of 48.7%, a per common stock value of $1.59 was calculated as of the date of the IP acquisition. The key values used in the weighted average cost of capital calculation are as follows:

Company Debt / Equity Ratio	0.03
Effective Tax Rate	25.7%
Cost of Equity (Benchmark selection)	50.0%
Cost of Debt	10.0%
Equity / Invested Capital	97.0%
Debt / Invested Capital	3.0%

Subsequently on February 19, 2020, the Company filed a Patent Cooperation Treaty Application (the "PCT Application"). Since the PCT Application establishes a single patent filing date in all nations/regions in which the Company will be granted patents, and facilitates the widespread usage an implementation of the IP, the Company has elected to commence amortization over the IP's and related patent's estimated useful life of 20 years on the PCT application date of February 19, 2020. As such, there is no amortization expense recognized during the nine months ended September 30, 2019. The Company recognized $14,713 and $36,189 of amortization expense for the three and nine months ended September 30, 2020, respectively.

Based on the Company's analysis of its intangible assets as of September 30, 2020, no indicators of impairment exist. No impairment loss on intangible assets was recognized during the periods ended September 30, 2020 or 2019.

Revenue Recognition - Revenue is recognized when a customer obtains control of promised goods or services, in an amount that reflects the consideration which the Company expects to receive in exchange for those goods or services.

Pursuant to ASC 606, "Revenue from Contracts with Customers," a customer is a party that has contracted with the Company to obtain goods or services that are an output of the Company's ordinary activities in exchange for consideration.

To recognize revenue for arrangements that the Company determines are within the scope of ASC 606, once the Company commences revenue-generating operations, the Company plans to perform the following five steps:

(i)   identify the contract(s) with a customer;
(ii) identify the performance obligations in the contract, including whether they are distinct in the context of the contract;
(iii) determine the transaction price, including the constraint on variable consideration;
(iv) allocate the transaction price to the performance obligations in the contract; and
(v)   recognize revenue when (or as) the Company satisfies each performance obligation.

The Company does not currently have any revenues and its clinical programs are in their early stages. The Company may choose to monetize its IP assets by (i) developing, marketing and selling drugs to market directly, (ii) licensing agreements, (iii) sale of certain IP assets or (iv) any combination of (i), (ii) and (iii). Once specific revenue streams are identified, the Company will apply ASC 606 accordingly.

NOTE 2 – INTANGIBLE ASSETS

The Company's intangible assets consist of intellectual property purchased from Dr. Michael Shepard, President, on August 28, 2019 (see NOTE 1 - *Intangible Assets*), summarized as follows:

	As of September 30, 2020	As of December 31, 2019
Cost		
Beginning balance	$ 1,177,000	$ -
Additions	-	1,177,000
Balance	$ 1,177,000	$ 1,177,000

	For the Nine Months Ended September 30, 2020	For the Nine Months Ended September 30, 2019
Amortization		
Beginning balance	-	-
Amortization expense	36,189	-
Balance	36,189	-
Net Book Value	$ 1,140,811	$ -
Remaining Useful Life in Years	19.25	20

Estimated amortization expense for the next five years and thereafter:

Year(s)	Amortization
2020	$ 12,853
2021	58,850
2022	58,850
2023	58,850
2024	58,850
2025-2039	892,558
Total	$ 1,140,811

NOTE 3 –NOTES PAYABLE - RELATED PARTY

At September 30, 2020 and December 31, 2019, notes payable to related parties consist of the following:

	September 30, 2020		December 31, 2019	
Convertible Notes Payable				
Dr. H. Michael Shepard (1)	$	107,500	$	107,500
Sir Marc Feldmann (2)		83,000		-
Drisha Leggitt (3)		35,000		-
HM Shepard (4)		33,000		-
Ronald Bauer (5)		16,500		-
Cambridge Capital Ltd. (6)		16,500		-
Total Convertible Notes Payable	$	**291,500**	$	**107,500**
Notes Payable				
HM Shepard (1)			$	50,000
Sir Marc Feldmann (2)		445,401		45,401
Total Notes Payable	$	**445,401**	$	**95,401**
Total Due to Related Party	$	**736,901**	$	**202,901**
Less Non-Current Portion		-		45,401
Total Current Portion	$	**736,901**	$	**157,500**
Accrued Interest on Due to Related Party Notes	$	**28,817**	$	**2,855**

    (1)   In connection with the IP purchased from the Company's CSO and President, Dr. Shepard (NOTE 2), on August 28, 2019, the Company issued a promissory note in the amount of $257,500. The note carries no interest provided it is paid in full within 3 business days of the maturity date. Thereafter, the note will carry an interest rate of 10%. The Company made repayments on the note of $50,000 and $100,000 during the nine months ended September 30, 2020 and the year ended December 31, 2019, respectively. The remaining $107,500 note balance is convertible into shares of the Company's common stock at the prevailing rate at the time the Company raises $500,000 of outside equity funding.

(2)   On August 16, 2018, the Company issued to Sir Marc Feldmann, a Director of the Company, a promissory note for proceeds of $25,000 and carries an interest rate of 8% and matures on March 31, 2021. On October 3, 2019, the Company issued an additional note to Dr. Feldmann for proceeds of $20,401. The note carries an interest rate of 1.5% and matures on March 31, 2021.

On January 29, 2020 and May 6, 2020, the Company issued to Sir Marc Feldmann a convertible promissory note for proceeds of $33,000 and $50,000, respectively. Both promissory notes carry an interest rate of 8% with the option to convert to common stock during subsequent security offerings and a maturity date of March 31, 2021. The conversion price will be equal to the price established in the subsequent security offering. Additionally, once the Company has sold at least $500,000 of new securities the notes will automatically convert at a conversion price equal to the price established for the new securities.

On June 8, 2020, the Company issued to Sir Marc Feldmann an additional promissory note for proceeds of $400,000 and carries an interest rate of 12% and matures on the earlier to occur of any of the following; May 31, 2021 or once the Company has received $2,500,000 in new equity investments or a liquidation event or such a time as the parties mutually agree.

(3)   On January 23, 2020, the Company issued to Drisha Leggitt, CFO of the company at the time of the issuance, a convertible promissory note for proceeds of $35,000 and carries an interest rate of 8% with the option to convert to common stock during subsequent security offerings and a maturity date of March 31, 2021. The conversion price will be equal to the price established in the subsequent security offering. Additionally, once the Company has sold at least $500,000 of new securities the notes will automatically convert at a conversion price equal to the price established for the new securities.

(4)   On January 31, 2020, the Company issued to Dr. Shepard, President of the Company, a convertible promissory note for proceeds of $33,000 and carries an interest rate of 8% with the option to convert to common stock during subsequent security offerings and a maturity date of March 31, 2021. The conversion price will be equal to the price established in the subsequent security offering. Additionally, once the Company has sold at least $500,000 of new securities the notes will automatically convert at a conversion price equal to the price established for the new securities.

(5)   On February 10, 2020, the Company issued to Ronald Bauer, a Director of the Company, a convertible promissory note for proceeds of $16,500 and carries an interest rate of 8% with the option to convert to common stock during subsequent security offerings and a maturity date of March 31, 2021. The conversion price will be equal to the price established in the subsequent security offering. Additionally, once the Company has sold at least $500,000 of new securities the notes will automatically convert at a conversion price equal to the price established for the new securities.

(6)   On February 5, 2020, the Company issued to Cambridge Capital Ltd., a company controlled by a significant shareholder of the Company, a convertible promissory note for proceeds of $16,500. This note carries an interest rate of 8% with the option to convert to common stock during subsequent security offerings and a maturity date of March 31, 2021. The conversion price will be equal to the price established in the subsequent security offering. Additionally, once the Company has sold at least $500,000 of new securities the notes will automatically convert at a conversion price equal to the price established for the new securities.

NOTE 4 – RELATED PARTY TRANSACTIONS

Throughout the nine months ended September 30, 2019, the Company incurred expenses with its officers, directors, and their affiliates, for executive chairman services, CEO services and legal counsel to the Company totaling $295,520, for which the Company issued 1,918,125 shares of common stock valued at an average price of $.15 per share.

On February 1, 2020, the Company entered into an executive employment agreement with its President, Dr. Shepard. The Company and Dr. Shepard agreed on a base salary of $250,000 per year with the Company reserving the right to defer and accrue sums earned and payable until the Company raises at least $2,500,000 of equity funding. Through the nine months ended September 30, 2020, the Company paid $10,000 in compensation to Dr. Shepard and as of September 30, 2020, had $156,667 of compensation accrued and due to Dr. Shepard.

NOTE 5 – CAPITAL STOCK

The Company was incorporated on August 16, 2018 in British Columbia (Canada) with authorized capital consisting of unlimited number of common shares with no par value. At incorporation, the Company issued one common share to the incorporator. On July 1, 2020, the Company effected a reverse stock split of 10:1 (the "Split"). The Split has been retroactively applied to all periods presented in the accompanying financial statements. All share amounts disclosed in the notes to the financial statements reflect the Split.

On August 28, 2019, pursuant to an intellectual property transfer agreement (NOTE 2), the Company issued 577,500 shares of common stock to Dr. Shepard, our President, at $1.59 per share for total value of $919,000. The shares and intellectual property were valued by an independent valuation firm utilizing a benchmark/market approach.

On August 29, 2019, the Company issued 1,918,125 common shares at an average price of $0.15 per share to related parties for services rendered to the Company totaling $295,520 (Note 4). Additionally, the Company issued 171,875 common shares at an average price of $.15 per share to a number of vendors for services provided to the Company totaling $26,469. These services were rendered over the course of the year, and the stock price reflects the average of the underlying grant dates.

In August 2019, the Company issued a promissory loan to Duckhorn Ventures for $153,970 (NOTE 4).

On January 13, 2020, the Company and Duckhorn reached a settlement whereby the loan and related accrued interest totaling $159,116 were converted into 82,500 shares of common stock valued at $159,116, resulting in no gain or loss on the transaction.

In August 2020, the Company issued 25,000 and 137,500 common stock options to an officer and director of the Company, respectively. Total vested shares were 64,688 and 0 as of September 30, 2020 and December 31, 2019, respectively, resulting in a stock-based compensation expense of $17,749 during the nine months ended September 30, 2020.

There were 2,750,000 and 2,667,500 shares of common stock issued and outstanding at September 30, 2020 and December 31, 2019, respectively.

NOTE 6 – SHARE-BASED PAYMENTS

The Company has adopted the 2020 Stock Plan (the "Plan") which provides for the grant of shares of stock options to employees and service providers. Under the Plan, the number of shares reserved for grant was 5,000,000 shares as of September 30, 2020. The option exercise price generally may not be less than the underlying stock's fair market value at the date of the grant and generally have a term of not more than ten years. Shares available for grant under the Plan amounted to 4,837,500 as of September 30, 2019.

The Company's employee stock-based awards are measured at the grant date based on the fair value of the award and is recognized as expense by the percentage of vested shares. Determining the appropriate fair value of stock-based awards requires the input of subjective assumptions, including the fair value of the Company's common stock, and for stock options, the expected life of the option, and expected stock price volatility. The Company used the Black-Scholes option pricing model to value its stock option awards. The assumptions used in calculating the fair value of stock-based awards represent management's best estimates and involve inherent uncertainties and the application of management's judgment. As a result, if factors change and management uses different assumptions, stock-based compensation expense could be materially different for future awards.

The expected life of stock options was estimated using the "simplified method," which is the midpoint between the vesting start date and the end of the contractual term, as the Company has limited historical information to develop reasonable expectations about future exercise patterns and employment duration for its stock options grants. The simplified method is based on the average of the vesting tranches and the contractual life of each grant. For stock price volatility, the Company uses comparable public companies as a basis for its expected volatility to calculate the fair value of options grants. The risk-free interest rate is based on U.S. Treasury notes with a term approximating the expected life of the option. The fair value of the Company's common stock input to the Black-Scholes option valuation model was determined by referring to the most recent valuation placed on the Company by a market participant, via an arm's length security transaction.

The fair value of each option on the date of grant is estimated using the Black-Scholes option valuation model. The following weighted-average assumptions were used for options granted during the nine months ended September 30, 2020:

	Nine Months Ended September 30, 2020
Expected term	3.25 - 5.60 years
Expected average volatility	70%
Expected dividend yield	-
Risk-free interest rate	0.27% - 0.47%

During the nine months ended September 30, 2020 the Company granted options with an aggregate fair value of $47,125, which are being amortized into compensation expense over the vesting period of the options as the services are being provided, and during the year ended December 31, 2019, the Company did not grant options.

The following is a summary of stock option activity during the nine months ended September 30, 2020 and the year ended December 31, 2019:

| | Options Outstanding | | | |
	Number of Options	Weighted-Average Exercise Price	Fair Value on Grant Date	Intrinsic Value
Balances as of December 31, 2018	-	$ -	$ -	$ -
Granted	-	-	-	-
Exercised	-	-	-	-
Forfeited	-	-	-	-
Balances as of December 31, 2019	-	$ -	$ -	$ -
Granted	162,500	8.00	47,125	-
Exercised	-	-	-	-
Forfeited	-	-	-	-
Balances as of September 30, 2020	162,500	$ 8.00	$ 47,125	$ -

The following table summarizes information relating to exercisable stock options as of September 30, 2020:

Options Exercisable	
Number of Options	Weighted Average Exercise Price
64,688	$ 8.00

Aggregate intrinsic value is the sum of the amounts by which the quoted market price of the Company's stock exceeded the exercise price of the stock options exercisable at September 30, 2020. As of September 30, 2020, the aggregate intrinsic value of stock options outstanding was $0.

Weighted-average grant-date fair value for non-vested stock options as of September 30, 2020 and December 31, 2019 were listed as follows:

	Shares	Weighted-Average Grant Date Fair Value Per Share
Unvested, December 31, 2018	-	$ -
Granted	-	-
Vested	-	-
Forfeited	-	-
Unvested, December 31, 2019	-	$ -
Granted	162,500	0.29
Vested	(64,688)	0.27
Forfeited	-	-
Unvested, September 30, 2020	97,812	$ 0.30

The fair value of each option on the date of grant is estimated using the Black-Scholes option valuation model. The following weighted-average assumptions were used for options granted during the nine months ended September 30, 2020:

	Nine Months Ended September 30, 2020
Expected term	3.25 - 5.60 years
Expected average volatility	70%
Expected dividend yield	-
Risk-free interest rate	0.27% - 0.47%

The total fair values of stock options that vested during the period ended September 30, 2020 and year ended December 31, 2019 were $17,749 and $0, respectively.

As of September 30, 2020, there was $29,376 of total unrecognized compensation cost related to non-vested stock options granted. The Company expects to recognize that cost over a remaining weighted average vesting period of 2.25 years as of September 30, 2020.

NOTE 7 – GOING CONCERN

As set forth on the Company's balance sheet, its total current assets were $261,189 and $10,974 as of September 30, 2020 and December 31, 2019, respectively, while current liabilities totaled $1,191,700 and $319,955, respectively. These amounts do not provide adequate working capital for the Company to successfully operate its business and to service its debt, and the Company is still in the start-up phase and has not commenced revenue-generating operations.

This raises substantial doubt about its ability to continue as a going concern. Continuation of the Company as a going concern is dependent upon obtaining additional working capital. Management believes that the Company will be able to operate for the coming year by raising capital pursuant to an offering in accordance with Regulation A. However, there can be no assurances that management's plans will be successful.


ENOSI LIFE SCIENCES CORPORATION
NOTES TO FINANCIAL STATEMENTS
For the nine months ended September 30, 2020 and 2019
(Unaudited)


NOTE 8 - NOTES PAYABLE

On August 30, 2019, the Company received $153,970 from Duckhorn Ventures Ltd. ("Duckhorn"), an unrelated entity, pursuant to a promissory note that carries 10% interest. The maturity date was the earlier of four months following the date of the Company's breach of a letter of intent (the "LOI") entered into between the Company and Duckhorn, or thirty days following termination of the LOI. The intent of the LOI was a reverse takeover of the Company by Duckhorn; however, terms were not achieved by the required closing date of October 31, 2019. As such, the LOI was terminated and the note became due December 31, 2019.

On January 13, 2020, the Company and Duckhorn reached a settlement whereby the loan and related accrued interest totaling $159,116 were converted into 82,500 shares of common stock valued at $159,116, resulting in no gain or loss on the transaction.

In January and February 2020, the Company issued $100,000 in convertible debt to investors. The debt accrues interest at 8% per annum with the option to convert to common stock during subsequent security offerings. The conversion price will be equal to the price established in the subsequent security offering. Additionally, once the Company has sold at least $500,000 of new securities the notes will automatically convert at a conversion price equal to the price established for the new securities. The notes have accrued interest of $5,334 as of September 30, 2020.

NOTE 9 – SUBSEQUENT EVENTS

The Company has evaluated events through the date on which the financial statements were issued, for subsequent events requiring recognition or disclosure in the financial statements, and noted the following:

Changes in Capitalization

In December 2020, through the Company's Regulation D offering, the Company issued 16,875 shares of common stock to related parties at $8.00 per share for a total value of $135,000.

On December 29, 2020, the Company and Sir Marc Feldmann reached a settlement whereby Sir Marc Feldmann's $400,000 loan and related accrued interest, totaling $428,000, were converted into 53,500 shares of common stock at $8.00 per share.

The aforementioned events triggered several note conversions on December 29, 2020. The Company issued 43,893 shares of common stock to related parties at $8.00 per share as a settlement of convertible debt agreements, including related accrued interest, totaling $351,144. The Company issued 6,709 shares of common stock to non-related parties at $8.00 per share as a settlement of convertible debt agreements, including related accrued interest, totaling $53,667.

EXHIBIT B
Presentation Materials



CORPORATE PRESENTATION

ENOSI: BETTER SOLUTIONS FOR AUTOIMMUNE DISEASE AND CANCER

ENOSI WILL MERGE KNOWLEDGE ABOUT COMMON DISEASE PATHWAYS BETWEEN CANCER AND AUTOIMMUNE DISEASE TO CREATE BETTER MEDICINES AND IMPROVE PATIENT OUTCOMES.

Autoimmune Disease



Cancer



www.enosi-life.com

THE MOST COMMON THERAPY FOR AUTOIMMUNE DISEASE HAS BEEN 'TNF BLOCKERS'

❖ Autoimmune disease happens when the body's immune system attacks itself

❖ The resulting inflammation and tissue destruction is initiated by a hormone called TNF

❖ There are more than 100 types of autoimmune disease

❖ Overall, about 75% of patients are women

❖ It is uncertain exactly what causes autoimmune disease

❖ But whatever the cause, we do know that a large proportion of the disease involves the production of an inflammatory hormone called TNF



Autoimmune Diseases
Disproportionately Affecting Women

HASHIMOTO'S THYROIDITIS 10:1

SYSTEMIC LUPUS ERYTHEMATOSUS 9:1

SJOGREN'S SYNDROME 9:1

PRIMARY BILIARY CIRRHOSIS 9:1

SCLERODERMA 3:1

RHEUMATOID ARTHRITIS 2.5:1

MULTIPLE SCLEROSIS 2:1

23andMe

CURRENT AUTOIMMUNE DISEASE DRUGS CAN CAUSE INFECTIONS, ADDITIONAL DISEASES, HEART PROBLEMS...AND THEY ONLY WORK HALF THE TIME.

FDA morbidity and mortality reports over last 15 Years

❖ 34,000 TNF Blocker-related deaths reported to the FDA

❖ 500,000 serious adverse events

❖ Humira: 169,000; 13,000 deaths

❖ Enbrel: 135,000 serious events; 8,000 deaths

❖ Remicade: 98,000 serious events; 6,000 deaths



Acute ulcerative colitis

Wednesday, January 20 | Arthritis Foundation

Did Rheumatoid Arthritis (or Its Treatment) Really Kill the Eagles' Glenn Frey?

Fatal Influenza A(H1N1) Respiratory Tract Infection in a Patient Having Psoriasis Treated With Infliximab

Maxwell C. Kling, Amir A. Larian, MD; Irini Scordi-Bello, MD, PhD; et al

» Author Affiliations | Article Information

Arch Dermatol. 2010;146(6):651-654. doi:10.1001/archdermatol.2010.96

ENOSI
LIFE SCIENCES









DRUGS USED TO TREAT AUTOIMMUNE DISEASE ARE TNF BLOCKERS

How It Works

TNF

TNF talks to immune cells via a '**Heater**' and a '**Cooler**'

TNFR1 is the **Heater** → Overactive in autoimmune disease

TNFR2 is the **Cooler** → Naturally suppresses autoimmune disease, but becomes muted when TNFR1 is overactive

TNF Blockers

TNF

TNF Blockers: Remicade, Humira, Enbrel

TNF Blockers stop TNFR1 ***and*** TNFR2 → Result is that the heat cannot be efficiently turned down AND some other things go wrong as a result

This results in many of the problems patients have when they are treated with TNF Blockers

www.enosi-life.com 5

ENOSI LEADERSHIP

Enosi Life Sciences Board of Directors



James N. Woody, MD, Executive Chairman

Over 25 years of pharmaceutical research and management expertise.

Current Chairman of Oncomed Pharmaceuticals, previously a founder and CEO;

General Partner at Latterell Venture Partners, a venture capital group focusing on early-stage healthcare companies.

Background includes significant health and management roles including President of Roche Bioscience, and CSO and Senior Vice President of R&D for Centocor.

When at Centocor, Jim was part of the team who developed Remicade, used to treat arthritis ; now, one of the best-selling drugs in the world.



Dr. H. Michael Shepard, PhD, Co-Founder, CSO and CEO, Director

First FDA-approved monoclonal antibody therapy targeting breast cancer and other solid tumors…Herceptin.

Herceptin/trastuzumab was a breakthrough for breast cancer therapy and a biomarker-driven drug discovery.

For this work, Shepard earned the Warren Alpert Award from Harvard Medical School and the Lasker-DeBakey Clinical Medical Research Award.

Shepard has participated in other successful ventures, including Canji, Inc., NewBiotics, Inc., Receptor Biologics, Halozyme Therapeutics and ENOSI.



Patrick Gray, Independent Board Member.

Dr. Gray has focused on drug discovery for critical diseases. He has a passion for translating great science into products that save lives (Genentech, ICOS, Nura, Omeros).

Dr. Gray's recent entrepreneurial experience in growing and successfully creating successful exits for early stage companies will be useful in guiding Enosi's progress.

Since 2015, Dr Gray is CEO at Pascal Biosciences, a publicly traded Canadian company.



Prof. Sir Marc Feldmann, Co-Founder and Director

Discovered (with Ravinder Maini) anti-TNF therapy as an effective treatment for rheumatoid arthritis (RA) and other autoimmune diseases.

Dr. Feldmann is an internationally acknowledged thought leader on the subjects of autoimmune disease and inflammation, including evaluation of new drug candidates and clinical trial design.

For his work he has been recognized by many prizes, including the Lasker Prize for Clinical Research. He is a member of the National Academy of Sciences (USA). The class of drugs discovered by Dr. Feldmann has become the biggest all-time income generator for Pharma, with ~$40B USD in 2019.

Feldmann has turned to entrepreneurship in order to facilitate his hopes of generating novel therapeutics. To do this he has started several companies, one of which, 180 Life Sciences, has just been listed on NASDAQ.

Dr. Feldmann is the principal backer of Enosi Life Sciences.

ENOSI LIFE SCIENCES

ENOSI'S SOLUTION

Laboratory experiments show the early version of Enosi's EN-1001 shuts down *ONLY* TNFR1 leading to increased activity of TNFR2 and better control of autoimmune symptoms


TNFR1
TNFR 2
+ TNF Blockers
TNFR1
TNFR2
+ EN-1001
TNFR1
TNFR 2

Preservation of Treg (natural anti-inflammatory)
Preservation of defense vs. infection
Other:
No cardiovascular side effects?
No secondary autoimmune disease?


Symptoms of autoimmunity

Treatment with early version of EN-1001 in mouse models

Arthritis & Rheumatology — An Official Journal of the American College of Rheumatology

Experimental Arthritis | Free Access

Selective Tumor Necrosis Factor Receptor I Blockade Is Antiinflammatory and Reveals Immunoregulatory Role of Tumor Necrosis Factor Receptor II in Collagen-Induced Arthritis

Fiona E. McCann, Dany P. Perocheau, Gerhard Ruspi, Katrina Blazek, Marie L. Davies, Marc Feldmann, Jonathan L. E. Dean, A. Allart Stoop, Richard O. Williams

Arthritis & Rheumatology — An Official Journal of the American College of Rheumatology

Rheumatoid Arthritis | Free Access

Selective Blockade of Tumor Necrosis Factor Receptor I Inhibits Proinflammatory Cytokine and Chemokine Production in Human Rheumatoid Arthritis Synovial Membrane Cell Cultures

Emily M. Schmidt, Marie Davies, Prafull Mistry, Patricia Green, Grey Giddins, Marc Feldmann, A. Allart Stoop, Fionula M. Brennan

ESTIMATED MARKET FOR EN-1001



Global Autoimmune Disease Therapeutics Market

Market forecast to grow at CAGR of 4.2%

USD 109,833 million

USD 153,320 million

2017

2025

https://www.researchandmarkets.com/reports/4828880

RESEARCH AND MARKETS
THE WORLD'S LARGEST MARKET RESEARCH STORE

❖ The total autoimmume disease and TNF pathway drug market is growing rapidly.

❖ In 2020, the TNF blocker market is ~ $40B.

❖ Market will be accelerating at a CAGR of nearly 10%

❖ Incremental Growth $25.7 bn

❖ 46% of the market share originated from the Americas in 2018

❖ Global TNF Inhibitors Market 2019-2023

❖ With success, EN1001 will gain a significant share of this market because of its expected improved

ENOSI INITIAL PROGRAM HIGHLIGHTS*

	Program	Disease to be Treated	How It Works	Status/Time To Clinic
Focus of Current Research	**EN1001 Anti-TNFR1**	**Autoimmune disease and acute inflammation**	**Specific blockade of TNFR1; spares TNFR2**	**Enosi has published data that shows this drug works in the laboratory / 3 years to clinic.**
Growth Factor Trap	EN2001 Inflammatory growth factor trap	Rheumatoid arthritis and Cancer	Traps 9 growth factors from the EGF family (EGFR and HER3; and dimerization dependent HER2)	Enosi has published laboratory data that this drug works vs. cancer and autoimmunity. / 3 years to clinic.
Pipeline	EN3001 Anti-TNFR2 Antagonist	Cancer checkpoint inhibitor +	Inhibition of tumoral suppressor Treg function thus increases active immunity	Discovery now / 4–5 years to clinic.
	EN3002 Anti-TNFR2 Agonist	Inflammation and fibrosis	Induces proliferation of Treg to reduce inflammation	Discovery now / 4–5 years to clinic.

*Technical notes found in appendix

ENOSI
LIFE SCIENCES

ENOSI'S PROGRAMS ARE COVERED BY FILED PATENT APPLICATIONS



PCT International Application Number PCT/US2020/018739:
Filed February 19, 2020. Antibodies and enonomers.

Describes antagonists for TNFR1 and TNFR2 as well as antibodies modified with PEG or similar molecules which enables multi-specific properties.



Provisional:
Filed August 28, 2020

This application describes Enosi's methods and compositions of matter for the treatment of autoimmune disease and cancer. Includes TNFR1, TNFR2, EGF receptor, and multi-specific antibody-like technology.

ENOSI
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OPPORTUNITIES FOR EN-1001 (ANTI-TNFR1)

FDA approvals for TNF Blockers

Rheumatoid arthritis	Other autoimmune disorders Lupus, Hashimoto's Thyroidosis, Celiac Disease, Type 2 diabetes, others
	$40B/y

EN-1001
Anti-TNFR1

Other diseases to be explored with EN-1001

Endometriosis
Endometriosis occurs in 6-10% of US women. It is a very painful disease and happens when tissue similar to the lining of the uterus grows outside of the uterus. Lesions grow and shrink with menses. It is metastatic. It may affect more than 11% of American women between 15 and 44.It is especially common among women in their 30s and 40s and makes it harder to get pregnant.

Brain Fog.
First identified as chemobrain, a kind of confusion and forgetfulness that occurs after chemotherapy of cancer. Now known to be associated with almost any traumatic experience or injury (including surgery). The potential market is huge.

Alzheimer's
One in nine people age 65 and older (11.3%) has Alzheimer's dementia. There are no effective drugs. Enosi believes that early-stage AD could be controlled with EN-1001.

Acute Inflammation
As induced by Covid or influenza viruses and resulting in long-lasting or permanent damage to the lung, kidneys and other tissues. Patient numbers are not known, but could be 25% of Covid patients and a large percentage of the ~40,000 deaths/y from influenza.

It is difficult to expand the current TNF Blockers into these other disease areas because of the safety concerns related to opportunistic infections and other side effects.

EN1001 PROJECT STATUS AND TIMELINE TO CLINIC



Q1
Q2
Q3
Q4
Q5
Q6
Q7
Q8
Q9
Q10
Q11
Q12
Create lead molecules
We are here!
Immunogenicity determinations
Immunogenicity remodelling
Pick best molecules (s) Based upon in vitro
Continue in vitro characterization In vivo studies Other Pre-IND studies
Continue in vitro characterization In vivo studies Other Pre-IND studies
Manufacturing development In vitro safety studies
In vivo toxicology
IND Preparation
FDA Pre-IND Meeting
IND Submission
Phase 1 clinical trial
QC Assay Development and clinical assays

Enosi will need ~$5M to be ready to treat the first patient.

SCIENTIFIC ADVISORS



Dr. Lawrence Steinman, MD, PhD, Chairman

Dr. Steinman is the George A. Zimmermann Endowed Chair in the Neurology Department at Stanford University. His specialties lie in autoimmune diseases, particularly multiple sclerosis and neuromyelitis optica. In the Steinman Laboratory of Stanford, which is his foundation, he has developed new therapies for autoimmune diseases, some of which are in advanced clinical trials.

Particular landmarks in Dr. Steinman's career include:

- Co-discovery of the application of natalizumab (Tysabri) in treating multiple sclerosis
- Multiple international research prizes
- Twice awarded the Senator Jacob Javits Award by the US Congress, in 1988 and 2002
- Member of both the National Academy of Medicine and the National Academy of Sciences



Miriam Merad, MD, PhD

Dr. Merad is Mount Sinai Endowed professor in Cancer Immunology and the Director of the Precision Immunology Institute at Mount Sinai School of Medicine.

Dr Merad is co-lead of the Cancer Immunology program at The Mount Sinai Tisch Cancer Institute and is the Director of the Mount Sinai Human Immune Monitoring Center (HIMC).

The recipient of the 2018 William B. Coley Award for Distinguished Research in Basic Immunology and is a member of the National Academy of Sciences (USA). Dr Merad's work includes interests in cancer vaccines, antigen presentation and the biology of dendritic cells.



Laura Donlin, PhD

The Donlin lab at the Hospital for Special surgery (HSS) and Cornell Med in New York City explores the human immune system, focusing particularly on autoimmune conditions such as rheumatoid arthritis and infectious diseases related to autoimmunity and musculoskeletal conditions.

Hospital for Special Surgery (HSS) consistently ranks among the top hospitals for orthopedics and rheumatology [U.S. News and World Report 2019, #1 for Orthopedics and #3 for Rheumatology].

Within the HSS Research Institute, scientists work closely with the physicians and surgeons to answer clinically relevant questions in human autoimmune conditions, using primary patient samples and cutting-edge experimental techniques such as next- generation sequencing. The Donlin lab focuses on critical unmet needs in autoimmune and infectious diseases and pairs high- dimensional molecular techniques to fast-track discoveries that hold immediate potential to improve patient care.



Alexander Tarakhovsky, MD, PhD

Dr. Plutarch Papamarkou Professor and Head of the Laboratory for the Immune Cell Epigenetics and Signaling at The Rockefeller University.

Dr. Tarakhovsky's research includes:

- How new antibodies are formed
- How autoimmunity happens
- How viruses and other pathogens can hijack the immune system to become more aggressive

ENOSI LIFE SCIENCES

ENOSI SENIOR STAFF



Jeff Huitt, CFO

Jeff has more than 20 years' experience driving the financial function at start-ups and public companies.

Experience includes Orion Consulting, where Jeff spent the last nine years as Principal and Consultant providing financial operations and funding support for start-up companies.

Prior to Orion Consulting, Huitt acted as CFO at XsunX, Inc., Parking Stripes Advertising, Diamondback Tactical, iSherpa Capital and AirCover Network Solutions. He holds an MBA in Management from the University of Denver and is a Certified Public Accountant (CPA) in Colorado.



Fiona McCann, PhD, Director of Immunology.

Dr. McCann has her PhD from the University of Kent, UK, in 2000. She has 20 years of experience in immunology translational research at Imperial College London, and Kennedy Institute of Rheumatology (KIR).

Dr. McCann has published several high impact studies with pharmaceutical companies (including Bayer Schering, Celgene, GSK) which unravel novel mechanisms of immune regulation, harnessing potential for therapeutics discovery, including TNFRI antagonists.

At Enosi, Dr. McCann will be directing our discovery programs.

ENOSI
LIFE SCIENCES

FINANCING SUMMARY AND USE OF FUNDS

ENOSI
LIFE SCIENCES

ESTIMATED ENOSI NET PRESENT VALUE CALCULATION

Sources of Funds	2021	2022	2023	2024	2025	2026		Total Invested by Class
1. Founders, Family and Friends (Initial investment used for calculation of NPV)	$800,000							$800,000
2. RegD, 506c Investors	$50,000	$150,000	$150,000	$150,000				$500,000
3. RegCF or Reg A+	$1,070,000	$5,000,000	$5,000,000	$5,000,000	$5,000,000	$5,000,000	$5,000,000	$31,070,000
4. Partnering 1 (Technology licensing)	$300,000	$100,000	$250,000	$250,000	$15,000,000	$1,000,000	$1,000,000	$17,900,000
5. Partnering 2 (EN-1001 option and sale)				$15,000,000	$1,000,000	$1,000,000	$500,000,000	$517,000,000
6. Partnering 3 (Technology licensing)						$15,000,000	$1,000,000	$16,000,000
Estimated Annual Totals	$2,220,000	$5,250,000	$5,400,000	$20,400,000	$21,000,000	$22,000,000	$507,000,000	$583,270,000

www.enosi-life.com 16

FOOTNOTES FOR NPV SLIDE

Row 1: Enosi's Founders have invested more than $800,000 to develop its early organization and intellectual property.

Row 2: Conservative estimates of funds raised from ongoing 506c for accredited investors only ($8/share), with a minimum inve stment of $5,000.

Row 3: RegCF and RegA+ financing will include both accredited and non-accredited investors ($10/share). Year 1 estimate based upon anticipated launch date of Title 3 funding.

Row 4: A potential partner has expressed an interest in obtaining an option to one of our very early research programs. There is no guarantee that this transaction will be completed. $300,000 upfront payment includes an option fee and $50,000 of research support. The 2022,23,2 4 numbers also reflect research support. The $15M in 2025 represents exercise of the Option, and the $1M payments thereafter reflect milestone payments.

Row 5. EN-1001 is Enosi's focus program to create a TNFR1 antagonist. Currently this is a $40B/y market. The current drugs have significant toxicities, like severe infections, that have not been addressed. Enosi is planning for a minimum partner investment for an option to this drug program of $15M, two years of support for preclinical and clinical efforts, and a minimum exercise of option at $500M. For context regarding deal terms, some licensing transactions can be viewed at https://www.chimeraresearchgroup.com/biotech-ma-2019-deals/

Row 6. Enosi is developing drug delivery systems that are customized for its novel antibody platform. The Company expects that this platform will be of interest to other biotech companies and plans to license it on a case-by-case basis to non-competing companies.

Assumptions for Calculation of NPV:

Calculated NPV:
- Based upon the quality and experience of the Team
- The current market for the old drugs (the TNF Blockers), with current sales of $40B/y
- The possibility that Enosi could be an attractive acquisition in a relatively short period of time (5-7y)
- The licensing potential of Enosi's underlying technology

NPV= $29,270,673.66, using a discount rate of 60%.

ENOSI
LIFE SCIENCES

USE OF FUNDS

ENOSI LIFE SCIENCES

Total: $5M




$$$




RISK MANAGEMENT

35%

Product Development

- Optimizing EN-1001
- Laboratory Testing
- Salary-Project Manager

20%

Financing/Marketing

- Internet funding campaign
- Video media
- Publications
- Salary-Director of Investor Relations

30%

General and Administrative

- CSO/CEO
- CFO
- Consultants:
  - Accounting/Auditing
  - Patents
  - Corporate Counsel
  - Crowdfunding Counsel
  - Clinical Development

10%

Contingency

- Any unanticipated costs



Appendix

ENOSI INITIAL PROGRAM HIGHLIGHTS NOTES (Slide 9)

ENOSI LIFE SCIENCES

Our highest priority program is the TNFR1-specific antagonist (EN1001). A parent molecule has been tested in Dr. Feldmann's laboratory in mouse models of rheumatoid arthritis and has been shown to be superior to TNF Blockers, which are the current approved drugs.

The second program, called EN2001, is a novel approach to treating RA. This compound has been developed in a collaboration by Dr. Shepard and Dr. Feldmann. Inflammatory growth factors from the EGF family are present at high levels in the RA joint. Shepard and Feldmann have shown that EN2001 blocks these growth factors, thereby inhibiting the growth of cells in the synovium that would otherwise be making TNF. EN2001 has been shown to be active in the mouse RA model and also in mouse cancer models.

EN-3001 and EN-3002 programs are TNFR2 specific and are directed toward both autoimmune disease and cancer. The priority of these programs could change if Enosi attracts a partner that will fund.

Links to scientific references:

General: Shepard et al. Monoclonal antibodies and related proteins. 10.7861/clinmedicine.17-3-220 (doi.org)

EN1001. EN1001 selectively blocks the inflammatory switch (TNFR1) and protects the anti-inflammatory switch, TNFR2.

- McCann et al. Selective tumor necrosis factor receptor I blockade is antiinflammatory and reveals immunoregulatory role of tumor necrosis factor receptor II in collagen-induced arthritis. 10.1002/art.38755 (doi.org)

EN2001. Growth Factor Trap is effective in models of rheumatoid arthritis and cancer.

- Gompels et al. Human epidermal growth factor receptor bispecific ligand trap RB200: abrogation of collagen-induced arthritis in combination with tumour necrosis factor blockade. 10.1186/ar3480 (doi.org).
- Jin et al. Rational optimization of a bispecific ligand trap targeting EGF receptor family ligands 10.2119/molmed.2008.00103 (doi.org)

EN3001: The TNFR2 inhibitor….TNFR2 has other important functions…It enhances fibrosis and cancer cell proliferation.

- Izadi et al. Identification of TNFR2 and IL33 as therapeutic targets in localized fibrosis. 10.1126/sciadv.aay0370 (doi.org)
- National Cancer Institute researchers discover role of TNFR2 in cancer….Therapy Could Target Tumors Two Ways - National Cancer Institute

EN3002: The TNFR2 activator…Activation of TNFR2 results in anti-inflammation and will be useful in slowing autoimmune disease. Activation of TNFR2 is also relevant to chronic pain.

- Yang et al. **Role of TNF-TNF Receptor 2 Signal in Regulatory T Cells and Its Therapeutic Implications.** 10.3389/fimmu.2018.00784